UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
Amendment No.1

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

NATURALSHRIMP HOLDINGS, INC.
 (Exact name of registrant as specified in its charter)

Delaware	____	20-3350821
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

2086 N. Valley Mills Road, Waco, Texas
Waco, TX 76710
 (Address of principal executive offices)

(512) 442-2379
(Issuer’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01
(Title of class)

Send Copies to:
JPF Securities Law, LLC
17920 Jetton Road
Suite 300
Cornelius, NC 28031
Telephone No.: (704) 897-8334
Facsimile No.: (980) 422-0334

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer    ♦
Accelerated Filer               ♦
Non-Accelerated Filer      ♦ (Do not check if a smaller reporting company)
Smaller reporting Company   X

Glossary of Terms

The following terms can be found throughout our Form 10 filing.

Module. A production module is a set of culture tanks used by a shrimp lot during its production period at a facility. For our three-stage production strategy, a module consists of a PL nursery tank (2 weeks), stage-1 growout tank (8 weeks), and stage-2 growout tank (14 weeks). In contrast to our prior management strategy (4 stages at 6 weeks each), each stage is used for a different time period. As a result, the term module has lost meaning for our newest facility design.

Biofloc. Biofloc is an abbreviated term for biological flocculent. Biofloc is the combined detrital, microbial, and planktonic matter in culture waters of intensive shrimp production systems. Other common terms include biological floc, microbial floc, or just floc.

Hatchery. For all finfish and shellfish aquaculture, the term hatchery refers to a facility where sexually mature animals are maintained and spawned, followed by egg incubation and larval rearing. Some aquatic organisms lack a larval stage (e.g. tilapia). Shrimp have a larval stage.

Post larva. Following egg incubation and hatching, hatched shrimp go through three larval stages before they become morphologically equivalent to an adult shrimp. At this stage, the very small shrimp (2.5 mg body weight) is referred to as a post larva (abbreviated PL).

Low and high density systems. Shrimp production intensity is quantified in terms of shrimp stocking density, quantified as shrimp number per area and shrimp biomass per volume. For shrimp aquaculture, typical stocking densities are < 5 shrimp/m2 for extensive ponds, < 30 to 100 shrimp/m2 for intensive ponds, and > 400 to 500 shrimp/m2 for super-intensive tank systems. For our purposes, the term low density is used for < 100 shrimp/m2 and the term high density is used for > 500 shrimp/m2.

Bio-secure. Biological security (abbreviated as bio-security or biosecurity) is a system of preventive measures designed to reduce or eliminate the risk of transmission of infectious diseases. The term bio-secure refers to the presence of biosecurity practices and procedures.

Mangroves. Used most broadly, mangroves are trees and shrubs that grow in saline coastal habitats in the tropics and subtropics. More narrowly, the term refers to the mangrove family of plants or to only mangrove trees (genus Rhizophora). Shrimp pond construction in developing nations has been known to result in high levels of mangrove destruction.

By-catch. Many fisheries in natural waters have some level of capture and kill of non-target animals, known as by-catch, representing both waste and environmental damage. Shrimp fisheries use ocean-bottom trawl methods and have especially high levels of by-catch.

Trawling.  Trawling is a method of fishing in which a large fishing net (trawl) is pulled through the water behind a boat. Shrimp fisheries use ocean-bottom trawl methods.

Stressing shrimp. This terms refers to environmental conditions in which physiological stress is induced in shrimp.

Vibriosis. Vibrio bacteria are a common bacterial pathogen of seawater organisms, including shrimp. Vibrio are found in all types of outdoor and enclosed shrimp production systems. Vibriosis is a disease caused by infection with Vibrio bacteria.

Filamentous bacteria. Bacteria can be spherical, rod like, or filamentous in shape. Filamentous bacteria refer to the latter and can be a fouling organism in shrimp production systems.

Item 1. Description of Business

Business Development

NaturalShrimp Corporation, a Texas corporation (“NSI-Texas”) was formed in 1999 to design and develop the technology to grow and sell fresh, low-cost, high-quality shrimp at any location in the world. In 2001, NaturalShrimp Corporation, a Texas corporation (“NSC-Texas”) was formed as an operating entity to utilize the technology developed by NSI-Texas for the production of shrimp. NSC-Texas has purchased thirty-seven acres in La Coste, Texas (near San Antonio, Texas) and completed building its first production module in 2005, where shrimp are currently being produced. Construction of four additional modules was completed in 2007. The combined five modules completed our first production system, ramping up to the production and sale of two tons of shrimp per week.

In August of 2005, each of the boards of directors of NSI-Texas and NSC-Texas decided to recommend to the shareholders of their respective companies that both NSI-Texas and NSC-Texas reincorporate in the state of Delaware as wholly-owned subsidiaries of a new holding company. After the shareholders approved the reincorporation, NaturalShrimp Holdings, Inc. was formed as a holding company under the laws of Delaware and, following the merger of NSI-Texas and NSC-Texas with and into NaturalShrimp International, Inc., a Delaware conforming corporation (“NSI”) and NaturalShrimp Corporation, a Delaware corporation (“NSC”) respectively, the Company holds 100% of the outstanding capital stock of NSI and NSC.

Since the reorganization, and acquisition of all of the outstanding stock of NSC and NSI, we currently operate primarily through our two subsidiaries, NSC and NSI. NSC uses our technology to produce, in an enclosed, ecologically-controlled, high density, low cost environment, high quality fresh shrimp for wholesale or retail distribution on a consistent weekly basis throughout the United States. NSI acts as our market development company through which we enter into joint venture and licensing arrangements with foreign partners for the production of shrimp using our technology and making further improvements in the technology developed by NSC.

Despite our history, we still consider ourselves a “development stage” company. We have sold limited amounts of shrimp over the past two years and are entering into commercial production through our marketing and distribution agreement with Natures Prime Organic Foods beginning at the end of 2010. Through NSC we have constructed and have been operating our initial production facility in La Coste, Texas, to produce shrimp on a weekly basis for limited sale but we have not yet achieved full scale commercial production. Recently NSC has entered into an exclusive ten state output contract with Natures Prime Organic Foods (NPO) www.npofoods.com located in Chaska, Minnesota for all production from our La Coste facility distributed through their retail and wholesale distribution chain but we have yet to perform on this contract. Through NSI we have also entered into joint venture arrangements with partners in Europe with Spain designated the first European production and distribution of shrimp using our technology. Currently construction of the facility is under way and financing for construction has already been secured. We continue to evaluate strategic alternatives to enhance our liquidity and make necessary investments in our ongoing business. The Natures Prime Organic Foods Agreement is attached as Exhibit 10.3.

CORPORATE STRUCTURE

Business of Issuer

Products and Services

Introduction

NaturalShrimp Holdings, Inc. (“NaturalShrimp” or the “Company”) is the owner and creator of a commercially viable salt-water aquiculture production, research and distribution facility designed, built and operated in La Coste, Texas. We operate and license 100% self-contained shrimp aquiculture systems that recreate the natural ocean environment through an inland, enclosed, biosecure proprietary design that allows for high-density production of live shrimp. The NaturalShrimp production facility establishes an environmentally friendly, “green” system that does not rely on ocean water. The production system uses a state of the art "Microbial Floc" (Bio Floc) that encompasses a combination of prepared and natural marine proteins that are tailored for intensive growth. The Bio Floc is a collection of "good" bacteria that helps control water quality variables as well as provides a nutritious food source for the shrimp. The Bio Floc represents approximately twenty percent of the shrimp feed. Microbial floc is a combination of feed, shrimp detritus and bacteria. In addition to eating regular shrimp feed, as the shrimp swim through the floc they feed on it continuously through their gills. This is another form of feeding and provides an important percentage of their food intake. NaturalShrimp developed microbial floc as a part of our technology application to grow highly dense populations of shrimp in an enclosed, recirculating salt-water environment.

In addition, we have developed computer automated water controls that minimize labor costs and provide a disease-resistant production environment. NaturalShrimp has spent seven years developing this system and is ready to begin full-scale commercial production with the goal of licensing our technology to markets all over the world by the end of 2010.

Overview

The NaturalShrimp System consists of the technology utilized in a NaturalShrimp production facility, which allows the Company to raise shrimp in an ecologically controlled, high-density, low-cost environment.

The principle theories behind the NaturalShrimp System are characterized as:

1.  High-density shrimp production
2.  Natural ecology system
3.  Regional production
4.  Regional distribution

These principles form the foundation for the Company and its distributors so that customers are provided with continuous volumes of live and fresh shrimp at competitive prices.

Development

The Company began research and development in 2001 with the specific goal of developing and implementing a high-density, natural aquaculture system that could be located anywhere in the world and provide quality, fresh shrimp throughout the year. This process required the development of new and innovative techniques in shrimp aquaculture. The NaturalShrimp research team began by first growing shrimp in small systems. The team then improved the design, while slowly increasing the system size to meet targeted production goals.

In 2001, the Company began research and development of a high density, natural aquaculture system that is not dependent on ocean water to provide quality, fresh shrimp every week, fifty two weeks a year. After three and half years, we developed a successful system but determined that it would not be economically feasible due to high operating costs. Over the next three and a half years, using the knowledge we gained from the first system, we developed a shrimp growth system that eliminated the high costs associated with the previous system and began growing shrimp. We have continued to refine this system, eliminating bacterial and other problems that affect enclosed systems and now have a successful shrimp growing process. Although we patented several features on the first system, we decided that it would be better to protect this system through the trade secret process, due to fact that the patent system is expensive and difficult to protect in other countries. Our research team consists of Doug Ernst, PhD, our Vice-President, Bill Botto, President of MicroTES Systems, a microbiology company located in San Antonio, Texas, and Tom Untermeyer, a systems engineer currently employed by Southwest Research Institute in San Antonio.

NaturalShrimp has produced many batches of shrimp over the last six years in order to develop a design that will consistently produce quality shrimp that grow to a large size at a specific rate of growth. This included experimenting with various types of natural live and synthesized feed supplies before selecting the most appropriate nutritious and reliable combination. It also included utilizing monitoring and control automation equipment to minimize labor costs and to provide the necessary oversight for proper regulation of the shrimp environment.

We have developed automation and control systems for our technology over the past three years. These systems control the feeding process, water quality controls, tank density levels and bacterial tests. We have designed the system to monitor our shrimp facilities around the world from our headquarters in La Coste, Texas. The automation also allows the Company to monitor facilities built throughout the world. The following figure shows the workflow design of the automation and control system:

After the implementation of the first production facility in La Coste, Texas, the Company has made significant improvements that minimize the transfer of shrimp, which will reduce shrimp stress and labor costs. Our current system consists of a reception tank for new PL shrimp where the shrimp are acclimated; then moved to a nursery tank where they stay for six weeks to gain protected growth; then moved to a larger grow out tank for the rest of the twenty-four week cycle. Below is a diagram of our first production facility in La Coste, Texas.

Our new design of a production facility consists of only three stages (PL Nursery, Grow-out and Harvest) as opposed to five stages in the current facility (above). The new system in Medina del Campo is a three-tank system, with the nursery tanks in the middle of the system. PL shrimp are acclimated in the nursery tanks for six-weeks and then moved to one of the grow out tanks on either side of the nursery where they stay for the rest of the twenty-four week cycle.  When the PL shrimp are moved from the nursery tank to a grow out tank, more PL shrimp are brought into the nursery tank to start the process again.  These shrimp will be moved to the grow out tank on the opposite side of the nursery once they are ready for final grow out.  The new design of the nursery tank in the middle with grow out tanks on both sides is more efficient because the shrimp have to be moved less often and are in the main grow out tank longer without interruption.

In addition, the new design will encompass an automated tank cleaning system. The following figure shows the design layout of the tanks at in the Medina del Campo, Spain. The system in Medina del Campo, Spain is our newly designed system and consists of nursery tanks in the middle of the facility with grow out tanks on both ends. Funding for the system is complete and the building will be finished in December 2010. The production process will start in January of 2011.

Target Markets & Sales Price

The United States population is vast, with an annual shrimp consumption of 1.9 billion pounds of shrimp each year. The current average wholesale cost for frozen and delivered shrimp is $3.50 to $6.00 per pound, depending on quality and season, for large (18 to 22 per pound) shrimp source “Shrimp News International”. The target market for the Company is to establish NaturalShrimp production facilities and distribution networks in metropolitan areas of the United States, as well as international distribution networks through Joint Venture partnerships throughout the world. This should allow the Company to capture a significant portion of shrimp sales by offering locally grown, environmentally “green”, naturally grown, fresh shrimp at competitive wholesale prices.

On January 7, 2010, we signed a Production Purchase Agreement with Natures Prime Organic Foods (“Natures Prime) in Minnesota to purchase all the shrimp production at our La Coste facility and other facilities that we construct in the future at $6.00 per pound FOB. This is an exclusive agreement for a ten state Mid-West area. Pursuant to the Natures Prime agreement, the Company will deliver to Natures Prime shrimp production for each two-week period. Unless otherwise agreed in writing, each pound of shrimp shall consist of approximately 18-25 heads-on shrimp per pound delivered to Natures Prime. It is anticipated that the initial shrimp production from the Company’s facilities shall not be less than 500 pounds of shrimp per two-week period (the “Minimum Quantity”). The price charged for each pound of shrimp will be $6.00 per pound. Natures Prime agrees to send a fifty percent deposit on each order maturing for delivery thirty days before scheduled shipment and pay the balance by electronic bank transfer seven days before shipment. If during the initial growing period, the Company has more shrimp available than the Minimum Quantity for the delivery period, the Company shall notify Natures Prime of the amount of shrimp in excess of the Minimum Quantity ten (10) days prior to the projected shipment date and Natures Prime shall purchase the excess quantity, less amounts received by the Company in advance, by electronic bank transfer. The Natures Prime agreement commenced on the January 7, 2010 and will continue for a period of twelve (12) months. The Natures Prime agreement shall automatically renew for an additional twelve (12) months on the anniversary of the agreement unless terminated by either the Company or Natures Prime on sixty (60) days prior written notice. As of this filing, we have only set up the parameters for our long-term business relationship with Natures Prime. We have conducted a test run and have sent shrimp to Natures Prime to set up processing and shipping procedures. We plan to start shipping shrimp to Natures Prime by the end of 2010. The Natures Prime Organic Foods Agreement is attached as Exhibit 10.3.

A second market opportunity is through existing distributors in the South, Southwest and Western areas of the United States to purchase and distribute our shrimp on an exclusive basis. As further production ramps up, we intend to enter into agreements with one or more of these distributors.

A third market opportunity for the Company is to operate as a contract supplier to existing national processing companies to promote and distribute a frozen line of shrimp through their existing distribution channels.

A fourth market opportunity for the Company is to retail fresh shrimp through Shrimp Station. LLC outlets. During the test market Shrimp was retailed at $9-$11 per pound through this outlet. NaturalShrimp would wholesale the shrimp for $5 per pound to Shrimp Station, LLC outlets. In addition, NaturalShrimp would receive half of the profits of Shrimp Station, LLC from its 50% ownership stake in that concept. Pursuant to the Shrimp Station, LLC agreement, NaturalShrimp purchased 50% of the membership interests of Shrimp Station, LLC from Steve Easterling for the purchase consideration of 175,000 shares of common stock, $0.01 par value, of NaturalShrimp.

We have had discussions with Sysco Foods Services, Ben E. Keith Foods, HEB Foods, and distributors in Las Vegas and other seafood distributors in Texas and in the South, Southwest and Western areas of the United States. These distributors have indicated an interest in our shrimp and in doing business with us. Our hopes are to supply Natures Prime Organic Foods in the Midwest from facilities built in the corresponding region and then supply other potential distributors by building facilities in their corresponding region. We have done extensive marketing research with the Shrimp Station concept and hope to establish retail/wholesale outlets in major cities in the future. The focus of the research was to test consumer acceptance and develop long term pricing and marketing strategies.

The world population consumes approximately 14 billion pounds of shrimp each year. This represents an annual wholesale market of approximately $50 billion. The following graph shows that shrimp production has been increasing over the past decade, but has been stabilizing over the past couple of years.

Source: USDA Foreign Agricultural Service. Live weight

Since 1990, the amount of shrimp consumed per person in the United States has doubled to over 4 pounds per person, per year. In the past six years, consumption has increased 37.5%. The following graph depicts the annual per capita consumption of shrimp in the U.S. since 1990.

Source: USDA

The following graph shows the world shrimp aquaculture production.  The United States consumes over 1.7 billion pounds of shrimp per year.  To achieve this total, it imports almost 1.5 billion pounds from other countries.

Source: USDA

New Products and Services

We continue to develop new products and growing procedures. Fresh shrimp is our major market at present. In 2011, we plan to install our own shrimp hatchery to develop a breeding program for growing stronger, more disease resistant shrimp. In 2011, our European partnership will begin testing the Peaneus Monodon species (commonly referred to as Tiger Shrimp), providing the Company with a jumbo size shrimp to complete our product line and thus, offer all shrimp sizes to clients.

Our Business Model

Nearly all of the shrimp consumed today are shipped frozen. Shrimp are typically frozen from six to twenty-four months before consumption. The NaturalShrimp system is designed to harvest a different tank each week, which provides for fresh shrimp throughout the year. We have a unique opportunity to create a niche market of “always fresh, never frozen” shrimp. As opposed to many of the foreign shrimp farms, we can also claim that our product is 100% free of antibiotics. The ability to grow shrimp locally, year round allows us to provide this high-end product to specialty grocery stores and upscale restaurants throughout the world. The growth period of our shrimp from post larva to market size is twenty-four weeks. We rotate the stocking and harvesting of our twenty-four tanks each week, which allows for weekly shrimp harvests. The NaturalShrimp product is free of all pollutants and is fed only all natural feeds.

Shrimp Density

The maximum density achieved by shrimp farms producing large quantities of shrimp is approximately 100,000kg* of shrimp per hectare**. Assuming a pond depth of one meter and an average large-size shrimp at harvest time, this translates to a shrimp density of approximately one shrimp per ten gallons of water. The NaturalShrimp production technology will deliver a density of one and a half to two shrimp per gallon of water.

* This figure is stated in the article found at http://www.shrimpnews.com/FreeReportsFolder/About.html as the maximum that a super-intensive shrimp farm currently produces. The cited reference actually says "Super-intensive shrimp farming...can produce yields of 20,000 to 100,000 kilograms per hectare per year"

100,000 kg/ha/yr = 10 kg/m2/yr

Yield (kg per per area per time) is not the same as density (kg per area or volume). For thecited yield at 2 crops per year, the max density would be 5 kg/m2. Our past production hasshown sustainable shrimp biomass densities at 8 - 10 kg/m3. Density expressed as kg/m2 and kg/m3 are the same when the water depth = 1.0 m.

** According to Wikipedia, a hectare (symbol ha) is a unit of area equal to, or one square hectometre (100 metres, squared), and is commonly used for measuring land area.

Shrimp Growth Period

The NaturalShrimp Production System is designed to produce shrimp at a harvest size of eighteen to twenty-two shrimp per pound in a period of twenty-four weeks. The Company currently purchases post-larva shrimp that are approximate ten days old (PL 10).  In the future, the Company plans to build its own hatcheries to control the supply of shrimp to each of the NaturalShrimp facilities.  Our NaturalShrimp Production System includes fourteen grow-out tanks and seven nursery tanks, which will produce fresh shrimp fifty-two weeks per year.

We move shrimp from the acclimation tanks to the mid-sized nursery tanks where they grow for six weeks. We refer to these tanks as nursery tanks. We then move the shrimp to the larger tank, a grow out tank, where they complete the 24-week growing period.

Distribution of Products

NaturalShrimp plans to build these environmentally “green” production facilities near major metropolitan areas of the United States. Today, we have one production facility in La Coste, Texas (near San Antonio) and plan to begin construction of a second facility in La Coste in the first half of 2011. Over the next five years, our plan is to increase construction of new facilities each year. In the fifth year, a new system will be completed each month, expanding first into the largest shrimp consumption markets of the United States.

Internationally, NaturalShrimp has entered into a joint venture agreement with a partner in Europe, BE Invest Ltd. Our partner has purchased the rights to grow and sell shrimp using the NaturalShrimp proprietary technology in twenty-eight European countries, starting in Spain. The joint venture partner is obligated to provide the capital needed for construction and operation of their initial facility. The construction of our first joint venture location began in Medina del Campo, Spain (northwest of Madrid). Each of the two members own 50% of the outstanding equity of NaturalShrimp Europe LTD, a Switzerland company (“NaturalShrimp Europe”). The purpose of the Members Agreement for NaturalShrimp Europe is to govern and address the business relationship between the Members in regards to the ownership, construction, operation, and management of shrimp production facilities throughout Europe and initially in Spain. Pursuant to the Members Agreement for NaturalShrimp Europe, the Company will provide certain services to NaturalShrimp Europe for a management fee of $10,000 per month. The Company will also provide certain consulting services to NaturalShrimp Europe for a consulting fee of $1,500 per consultant per visit, plus an additional $75.00 per hour for each hour worked by each consultant in excess of 20 hours per normal working hours for that shrimp product facility. Once the first facility is complete and functional, both partners are responsible for developing expansion capital. The agreement also calls for our partners to get their original development money back from 25% of the net profits of the European Company until it is paid. NaturalShrimp plans to enter into additional joint venture agreements in the coming years.

Shrimp Station, LLC (“Shrimp Station”), was a joint venture between NaturalShrimp and another party to test market a company controlled distribution and retail concept in the United States. We intend to pursue additional local and national distributors, as well as direct distribution to large accounts as new facilities are constructed. In addition, NaturalShrimp holds the right to purchase the remaining 50% of Shrimp Station from its partner at anytime. The Shrimp Station Agreement is attached as Exhibit 10.1. The Company plans to exercise that option and ultimately hold 100% ownership of the Shrimp Station distribution channel. Our target market includes upscale restaurants and specialty grocery stores. A few of the largest specialty grocery store chains in the U.S. have expressed an interest in our shrimp, and we are currently planning a test market.  Furthermore, the fact that each facility is “local” to each market area means that, if we ever decide to produce and sell frozen shrimp through wholesale distributors, we can do so at lower shipping costs than our competitors. Whether fresh or frozen, our product can be marketed as local, sustainable and grown in an environmentally-friendly, “green” system.

Throughout the Shrimp Station test market, shrimp was purchased at $5.00 per pound and re-sold to restaurants for $6.99-$7.99 per pound and then retailed from $8.99 - $10.99 per pound, depending on size. We did not see any price resistance with our target market of upscale establishments. We developed the Shrimp Station concept over a two-year period, which is the establishment of retail/wholesale outlets in metropolitan areas. We did not recognize any revenues from this market opportunity and at this time, we are not conducting any operations with Shrimp Station.

As of this filing, we have sold limited amounts of shrimp over the past two years and plan to start full-scale commercial production by the end of 2010 through our agreement with Natures Prime Organic Foods.

Marketing and Sales, Growth Opportunities

Strategy

The Company owns 100% of NSC (formed to operate in the U.S. & Canada) and 100% of NSI (formed to create Joint Venture partnerships in all other countries of the world).  Each entity will use the proprietary technology to penetrate shrimp markets throughout the world through Shrimp Station and existing food service distribution channels (i.e. food distributor such as Ben E. Keith). Because the NaturalShrimp system is not affected by the weather or disease, it will be able to provide live, natural, high-quality, fresh shrimp to the market each and every week. This will allow Shrimp Station and other distribution companies to leverage their existing customer relationships by offering an uninterrupted supply of high-quality, fresh and locally-grown shrimp. The Company will target distributors that currently supply fresh seafood to upscale restaurants and stores, whose clientele expect and appreciate fresh and natural products.

Shrimp Station

In addition to marketing through current distribution channels, the Company has evolved a concept called Shrimp Station.  The Company owns 50% of Shrimp Station along with a partner. NaturalsShrimp has the legal right to purchase the remaining 50% of Shrimp Station from its partner. Shrimp Station sold direct to high-end restaurants through its wholesale distribution network as well as retail the shrimp through its storefront. The concept was to control the handling of the product all the way to the end user as well receive a better price point for the shrimp. The first location was established in the Dallas, Texas area and has sold the shrimp to high-end establishments such as The Rosewood Mansion on Turtle Creek, The Crescent Hotel, The W Hotel, Northwood Country Club, etc.

NaturalShrimp Corporation (U.S. & Canada)

The first production system has been completed in La Coste, Texas.  The Company is ramping up the first system to produce approximately 4,000 pounds every week. The next facility in La Coste will be substantially larger than the current system.  The target yield of shrimp for the new facility will be approximately 6,000 pounds per week.  Both facilities combined will produce approximately 10,000 pounds of shrimp per week in La Coste.  By staging the stocking and harvests from tank to tank, it enables us to produce weekly and therefore deliver fresh shrimp every week.

The Company plans on applying to the Business & Industry Loan Guarantee Program that the USDA makes available to businesses in rural areas.  As part of the program, the USDA guarantees 80% of the loan for the land, building, equipment and working capital.  Each company can qualify for up to $25 Million in loan guarantees.  Each NaturalShrimp location will be a separate entity and therefore each NaturalShrimp location can obtain up to $25 Million in loan guarantees.  This program is available in rural areas all over the United States.

After the completion of the next system in La Coste, the Company's long-term plan is to build additional production systems in Las Vegas, Chicago and New York. These locations are targeted to begin construction in 2011 and we hope that the funding for these plans will come from profits, agricultural guaranty programs, and investors. These cities are not surrounded by commercial shrimp production and the Company believes there will be a high demand for fresh shrimp in all of these locations. In addition, the Company will continue to use the land it owns in La Coste to build as many systems as the Texas market demands.

International Joint Ventures

NSI owns fifty percent of NaturalShrimp Europe GmbH, the Joint Venture in Europe. It is important to note that NaturalShrimp Europe GmbH is the official name of NaturalShrimp Europe, Ltd. It is not a separate company but rather the English translation of the legal name of NaturalShrimp Europe GmbH. The Joint Venture partner is responsible for the construction cost of the first facility and initial operating capital. The initial costs will be paid back to the partner through twenty-five percent of net cash flow.  NaturalShrimp will share in fifty percent of all profits and expenses thereafter.  In addition, upon initial start-up shrimp production the Joint Venture partnership will pay NSI a management fee of $10,000 per month for the work our domestic employees perform for the partnership.

NSI entered into an agreement in December 2005 with Joint Venture partners in Oslo, Norway. The Joint Venture owns the exclusive rights to use the NaturalShrimp technology to grow and sell shrimp in twenty-eight European countries. The first subsidiary under NaturalShrimp Europe, Ltd. has been formed in Spain and the name of the company is GambaNatural de España, S.L (“GambaNatural”).

The land for the first facility has been purchased in Medina del Campo, Spain and construction started in late 2008. Medina del Campo is approximately seventy-five miles northwest of Madrid, Spain. The building for the facility will be completed in December 2010. The land purchase and construction has been fully financed through bank loans and investor capital.

Additionally, GambaNatural has a distribution agreement with Izamar, S.A., one of the premier fresh food distributors in Madrid, Spain. Izamar, S.A., located in San Sebastian de los Reyes, a suburb of Madrid. Izamar, S.A. currently distributes live crabs and lobsters to over 300 customers around Madrid. In addition, Izamar, S.A. has a booth license at the Mercamadrid, which is the second largest seafood market in the world. Furthermore, Izamar, S.A. owns two high-end seafood restaurants and one specialty seafood market. In February 2007, GambaNatural entered into a distribution agreement with Izamar, S.A. Pursuant to the Izamar, S.A. Agreement, GambaNatural will provide live, fresh shrimp to Izamar, S.A. to distribute the shrimp throughout Spain and Portugal. The Agreement is a long-term agreement for five years, renewable for another period of five years and so on. Initially, GambaNatural’s average weekly production of 2,700kg shall be distributed on a best efforts basis by Izamar, S.A. Izamar, S.A.’s commission shall be 15% of the Sales Price (VAT excluded) provided that the average sales price per/kg for the previous three months is at least 15/kg.

The NaturalShrimp Europe, LTD Agreement is attached as Exhibit 10.2. The Izamar, S.A. Agreement is attached as Exhibit 10.10.

Fresh Shrimp Market

The Company believes that a substantial market exists for live and fresh shrimp throughout the world. The Company plans to sell shrimp by using distributors or delivering them directly to market by packing the shrimp in salt water or ice, without freezing them. The Company has the added advantage of being able to market its shrimp as fresh, natural and locally grown. Being able to advertise the shrimp as locally grown and the fact that very few resources were used to transport the product provides the Company with an immense marketing advantage over the competition. Many customers are willing to pay a premium for such products.

Shipping and Receiving

Each facility warehouse includes space for general shipping and receiving to accommodate the receipt of the necessary supplies and the packaging and shipment of the harvested shrimp crop to Shrimp Station and other distributors.

Market Awareness

As of July 9, 2010, we entered into a Consulting Agreement with Casson Media Group, Inc. (“Casson”), a Delaware Corporation effective for six months. Pursuant to the Consulting Agreement, Casson will provide consulting and advisory services as an independent management consultant. Casson will develop and facilitate the execution of a financial communications and market awareness program for the Company that may include a variety of media/marketing elements including but not necessarily limited to e-mail distribution of public information including research reports, expanded news release strategies, appropriate investment newsletter/analyst coverage, and web site exposure on www.investorinsight.com. The Company would like to develop and execute a financial communications strategy that is intended to increase market awareness of the Company's stock, which in turn may cause the stock to experience greater trading volume, and may increase the number of individual and institutional shareholders in the Company. The Company has agreed to pay Casson the sum of $60,000 and 240,000 shares of the Company’s common stock to be paid as follows: At the effective date of the Consulting Agreement the Company agrees to wire $10,000 to Casson, when the Company has raised $250,000, $20,000 will become due and payable, when the Company has raised $500,000, the final $30,000 will become due and payable. The Consulting Agreement with Casson Media Group is attached as Exhibit 10.9.

Competitive Business Conditions

NaturalShrimp has identified three indirect competitors (Marvesta Shrimp Farms, Blue Ridge Aquaculture & Happy Shrimp) that produce shrimp in enclosed systems. These companies use ocean water and therefore must be located near the coastline. Fresh shrimp sales are confined to an area near the facility or shipped with very high transportation cost in order to maintain the shrimp’s freshness. Any shrimp not sold locally or shipped within a few days must be frozen and sold at a discounted rate. Our technology and business model sets us apart from any competition today. It is possible that additional competition will arise in the future, but with the size and growth of the worldwide shrimp market, many competitors could exist and thrive in the fresh shrimp industry. Any new competitor would face significant barriers to entry into the market and would likely need years of research and development to develop the proprietary technology necessary to produce similar shrimp at a commercially viable level.

Shrimp farms use open-air ponds constructed near oceans to contain and grow shrimp for processing.  Most farms continually circulate water from the ocean, through the ponds and then back into the ocean, to maintain adequate water chemistry for the shrimp. The shrimp farmers supply the shrimp with daily additions of dry food pellets as they grow. In the United States, most farms produce one crop per year, while a few farms are trying to develop a smaller second crop.

Competitive Operations

Over the next twenty-four months, the company plans to complete the following key milestones:

Domestic:
•	2010 – After beginning commercial production by the end of 2010, we hope to acquire capital to fund operations and expansion for two additional systems in La Coste, Texas
•	2011 – Build second and possible third shrimp production systems in La Coste

•	2011 - Open additional Shrimp Station outlet (potentially San Antonio)
•	2011 - Locate additional target markets and plan five year facility rollout (2010 – 2014)

•	2011, 2012 - Sign agreements with large upscale retailers (local, regional, and/or national)
•	2012 – Build four additional production systems

•	2012 – Build own hatchery in La Coste, Texas

International:
•	2010, 2011 - Build the first two shrimp production systems in Medina del Campo, Spain
•	2011 – Locate additional target markets and plan five year facility rollout for Europe

•	2012 – Build own hatchery in Medina del Campo, Spain

Competitive Advantages

•	Live, fresh shrimp available year-round.
•	Naturally grown.

•	Bio-secure and disease free.
•	Located near major metropolitan areas to reduce shipping costs.

•	Locally-grown fits today’s demand for “green” products.
•	Low-cost production.

•	Controlled food quality.
•	Environmentally-friendly. No by-catch, mangroves destroyed or polluted water filtered back into the ocean.

Ocean trawling provides approximately sixty-five percent of the world’s shrimp production and shrimp farms produce the remaining thirty-five percent. However, ocean trawling and shrimp farms suffer from a number of problems. Shrimp farming in the United States is limited to one or two harvest cycles per year. Open-air shrimp farms are subject to weather and predators, and the U.S. Government has expressed concern about the possibility of shrimp farm diseases spreading to ocean shrimp from the recycling of water from shrimp farms back into the ocean.

In addition, environmentalists are worried about the effect of shrimp farms on coastal estuaries. Environmentalists are concerned about the effect of shrimp nets on other aquatic species, and there is a growing public concern about pollutants affecting shrimp quality. The following table illustrates some of the differences between our enclosed system, traditional shrimp farming and ocean trawling:

	NaturalShrimp Technology	Shrimp Farming	Ocean Trawling
Weather	Enclosed system, no weather factors	Many farms destroyed by hurricanes, typhoons, tsunami and tidal waves	Can only be on boat during good weather conditions
Pollution	No pollution being fed back into ocean	Return unfiltered water back into the ocean	Netting damages natural ocean ecosystem and kills other animals
Disease	If diseases are introduced through an outside source, they are isolated to one tank	Diseases are transferred in and out of the oceans and bays	No widespread diseases
Facility Location	Can build systems and provide fresh shrimp in markets throughout the world	Must locate near oceans	Oceans only
Production	Fresh shrimp 52 weeks per year	Seasonal, 1-2 crops per year in the U.S.	Varies, depending on weather and other extraneous conditions
Price	Fresh shrimp allows for premium pricing	Must freeze and sell in bulk, causing commodity pricing	Mostly frozen, causing lower market prices
Costs	Minimal shipping costs, no storage costs	High shipping and storage costs	High shipping and storage costs

Source and Availability of Raw Materials

We receive our raw materials in a timely manner. We currently buy our feed from Ziegler Feed Company in Pennsylvania. They have been an established producer of shrimp feed for many years. Probiotics for bacterial control are purchased from MicroTES Corporation in San Antonio, Texas. PL shrimp are purchased from Shrimp Improvement Systems (“SIS”) in Florida. SIS has been in the PL production business for many years and is an established supplier. Other products are purchased from established aquaculture suppliers in Texas and Florida. The following is further information of our raw material suppliers. We have had no issues regarding the availability of our raw materials. We also have favorable contacts and past business dealings with other major shrimp feed producers such as Rangen, Inc. and Cargill Feed Company if current suppliers fall through.

Shrimp Feed:

Zeiler Feed is our primary manufacturer of feed designed specifically for our enclosed system. Their website is http://www.zeiglerfeed.com/html/milestones.htm. We also receive shrimp feed from Rangen, a Texas based mill with a website at http://www.rangen.com/ and from Cargill, a world shrimp feed supplier with information at  www.cargillanimalnutrition.com/aquaculture/dc_can_aqua.htm).

Shrimp Post Larva:

Our Shrimp Post Larva is supplied by Earthcare Aquaculture, Inc., in Ft. Lauderdale Florida, and Shrimp Improvement Systems in the Florida Keys, Islamorada, Florida.,

Sea Salt:

Our Sea Salt is provided by Aquaculture Technologies doing business as Red Sea located at 18125 Ammi Trail, Houston, TX 77060.

Chemicals:

Our chemicals are provided by Brenntag Southwest, Inc. (www.brenntagsouthwest.com),

Freshwater:

Our freshwater is provided by East Medina County Water District.

Dependence on One or a Few Customers

We as a company are dependent on major customers. The loss of any of these customers could have a material adverse effect on our revenue and could adversely affect our liquidity and cash flow from operating activities. Because of our dependence on major customers, we strive to keep customers satisfied and thus build loyalty. The Company currently has a ten state exclusive "Production Purchase Agreement" with Natures Prime Organic Foods, LLC based out of Minnesota, http://npofoods.com/, to purchase all shrimp production. The Natures Prime Organic Foods, LLC agreement is attached hereto as Exhibit 10.3.

Patents, Trademarks, Royalties, Etc.

The Company has filed and received patents on older technology but has decided to not pay the maintenance fees for keeping up the patent. The Company has decided to keep the NaturalShrimp propriety technology development as a trade secret.

Government Approvals

We do depend on government approval. Below is a list of permits acquired:

USDA Import and Export

-	License # LE120190-0

US Fish and Wildlife Service (USFWS)

-	Federal Fish and Wildlife Permit.
-	Import/Export License for “wildlife”

-	Licensee is required to maintain records.

Texas Parks and Wildlife Department (TPWD)

-
“Exotic species permit” to raise exotic shrimp (non-native to Texas).  The La Coste facility is north of the coastal shrimp exclusion zone (east and south of H-35, where it intersects hwy 21 down to Laredo) and therefore outside of TPWD’s major area of concern for exotic shrimp.

-	Retail Fish Dealer Truck Permit

Texas Department of Agriculture (TDA)

-	“Aquaculture License” for aquaculture production facilities.
-	License to “operate a fish farm or cultured fish processing plant”.

-	“Must have a copy of license in vehicle”
-	Device Registration Certificate, Client No. 00388994, Account No. 0510242, Program No. 2310

Texas Department of Licensing and Regulation

-	Boiler Certificate of Operation (two permits for two boiler stations)

Texas Commission on Environmental Quality (TCEQ)

-	Regulates facility wastewater discharge. According to the TCEQ permit classification system, we are rated Level 1 – Recirculation system with no discharge.

San Antonio River Authority

-	No permit required, but has some authority over any effluent water that could impact surface and ground waters.

OSHA

-	No permit required but has right to inspect facility.

HACCP

-
 None needed unless we process shrimp on site. Training and preparation of HACCP plans remain to be completed. There are multiple HACCP plans listed at http://seafood.ucdavis.edu/haccp/Plans.htm and other web sites that can be used as examples.

Texas Department of State Health Services

-	Food manufacturer license that must be displayed in office.

San Antonio Metropolitan Health District

-	Food establishment permit

ACC and BAP

-
Aquaculture Certification Council (ACC) and Best Aquaculture Practices (BAP).  Provide shrimp production certification for shrimp marketing purposes to mainly well established vendors (e.g., Walmart, Costco).

-	ACC and BAP certifications require extensive record keeping.

 Existing or Probable Governmental Regulations

We are subject to regulations regarding the need for field employees to be certified. We strictly adhere to these regulations.  The cost of certification is an accepted part of expenses. Regulations may change and become a cost burden but compliance and safety are our main concerns.

Research and Development Expenses and Outcomes since Inception

•	Company invested nine years and more than $17 Million.

•	Shrimp will adapt to high-density environments and will feed throughout the entire water column.

•	Development of proprietary microbial floc utilizes a combination of natural and prepared feeds.

•	Maintaining shrimp in an intensified natural ecosystem is key to achieving a profitable production system.

•	Automated and manual data acquisition allow for system management and record keeping of over thirty variables that can be accessed locally or via the internet from locations around the world.

•
Found multiple issues that can occur from an indoor shrimp production system. These issues include: stressing of shrimp, vibriosis, filamentous bacteria, poor quality PL’s, high floc levels, high nitrite levels and other water quality variables. The Company believes it has developed processes and procedures to solve each issue when they occur. It has taken time to identify and solve each issue and has therefore delayed our time to production, which is common for new product development.

Cost and effects of compliance with environmental laws (federal, state and local)

We experience a minimal cost and effect of compliance with environmental laws. We approximate that our expense for these costs are less than $1,000 per annum.

Number of Employees

We currently have seven full time employees, including three full time management employees and four full time production employees. We also have thee consultants. Since most of our systems are automated, we are able to produce large quantities of shrimp with a relatively small number of employees on hand.

Periodic Reports and Available Information

We are filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. The effectiveness of this registration statement subjects us to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

We will electronically file with the Commission the following periodic reports:

           •           Annual reports on Form 10-K;
           •           Quarterly reports on Form 10-Q;
           •           Periodic reports on Form 8-K;
• Annual proxy statements to be sent to our shareholders with the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

Item 1A.   Risk Factors

An investment in our common stock is subject to the normal risks of investment, such as changes in economic conditions, changes in governmental regulation or policies, changes in tax laws and other similar matters. In addition to those normal risks, an investment in our common stock is speculative and involves a high degree of risk, including, but not limited to, the risk factors described below. The risks and uncertainties described below represent some of the risks that we believe are material, but are not the only ones we face. Prospective investors should carefully consider the risk factors described below, as well as other information in this prospectus, in evaluating an investment in our stock.

Risks Related to Our Operations

The market for our product may be limited.

We may not be able to market our shrimp product at prices that are competitive. We cannot give any assurances that we can sell our product at prices that will be commercially acceptable. The prices that may be dictated by the market may not be sufficient to provide us with sufficient revenues to operate profitably.

Declining economic conditions could negatively impact our business

Our operations are affected by local, national and worldwide economic conditions. Markets in the United States and elsewhere have been experiencing extreme volatility and disruption since 2008, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets generally. In 2008 and 2009, this volatility and disruption reached unprecedented levels. The consequences of a potential or prolonged recession may include a lower level of economic activity and uncertainty regarding energy prices and the capital and commodity markets. While the ultimate outcome and impact of the current economic conditions cannot be predicted, a lower level of economic activity might result in a decline in consumer spending. Instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital

Our business plan is based, in part, on estimates and assumptions that may prove to be inaccurate and accordingly their business plan may not succeed.

The discussion of the business incorporates management’s current best estimate and analysis of the potential market, opportunities and difficulties that we face. There can be no assurances that the underlying assumptions accurately reflect opportunities and potential for success. Competitive and economic forces on marketing, distribution and pricing of products make forecasting of sales, revenues and costs extremely difficult and unpredictable.

Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control and may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations in the past. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock for a profit. The decline in the market price of our common stock and market conditions generally could adversely affect our ability to raise additional capital, to complete future acquisitions of or investments in other businesses and to attract and retain qualified technical, sales, and marketing personnel.

There is no trading market for our shares of common stock and you may be unable to sell your shares.

There has never been a public trading market in our common stock and no such trading market is expected to develop in the immediate future.  We are relying on certain exemptions from registration under the Securities Act of 1933, which will result in certain restrictions on the resale of our shares.  We are not obligated to repurchase any shares at the request of any holder thereof.  Further, we are not obligated to register our common stock under the Securities Act of 1933 or to otherwise contact market makers to create and maintain a market in our shares.  Our common stock is not a suitable investment for investors who require liquidity.  There can be no assurance that a significant public market for our securities will develop or be sustained following this offering.  Thus, there is a risk that you may never be able to sell your shares.

The application of the "penny stock" rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

We do not intend to pay any dividend for the foreseeable future.

We do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings, financial requirements and other factors to be determined by our board of directors. Worldwide anticipates any earnings that may be generated from operations will be used to finance growth and that cash dividends will not be paid to shareholders.

We may need to issue more stock, which could dilute your stock.

If we do not have enough capital to meet future capital requirements, they may need to conduct additional capital raising in order to continue operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to shareholders and/or increased debt service commitments. Accordingly, if we issue additional stock, it could reduce the value of your stock.

The directors and officers of the Company control a large percentage of its voting stock and may use this control to compel corporate actions that may not be in the best interests of its shareholders as a whole.

The Company’s directors and executive officers beneficially own approximately 43% of its aggregate outstanding Common Stock. On completion of the Offering, assuming the Offering is fully subscribed, such persons will beneficially own approximately 42% of the outstanding Common Stock.  These shareholders will be able to exercise significant control over our business and affairs and all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers or other business combination transactions.  This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of the Common Stock.

Risks Associated with Management of a Changing Business

We expect operating expenses and staffing level to increase substantially in the future.  In particular, we intend to hire a significant number of skilled personnel, including persons with experience in both the Seafood and Bio- technology industries.  Competition for such personnel can be intense, and there can be no assurance that we will be able to find or keep additional suitable senior managers or technical persons in the future.  We also expect to expend resources for future expansion of our accounting and internal information management systems and for a number of other new systems and procedures.  In addition, we expect that future expansion will continue to challenge our ability to successfully hire and retain associates.  If our revenues do not keep up with operating expenses, our information management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or we fail to manage our expansion effectively, there would be a materially adverse effect on our business, financial condition and operating results

Risks associated with Changing and Emerging Technologies

The rapid growth in the use of our services may strain our ability to adequately expand technologically.  As we acquire new equipment and applications quickly, we may have less time and ability to test and validate hardware and software, which could lead to performance problems.  We will also rely on a number of third parties suppliers, back office processing organizations and service providers. Any backlog caused by a third party’s inability to expand sufficiently to meet our needs could have a materially adverse effect on our business, financial condition and operating results.

Risks Associated with Delays in Introduction of New Services and Products

Our success depends in part on our ability to develop and enhance our services and products.  There are significant technical risks in the development of new services and products or enhanced versions of existing services and products.  There can be no assurance that we will be successful in achieving any of the following:

•	Effectively using new technologies;
•	Adapting our services and products to emerging industry standards;

•	Developing, introducing and marketing service and product enhancements; or
•	Developing, introducing and marketing new services and products.

We may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products.  Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if our services do not achieve market acceptance, our business, financial condition and operating results will be materially adversely affected.

Risks Associated with Dependence on Intellectual Property Rights

Our success and ability to compete will be dependent to a significant degree on our proprietary technology.  We will rely primarily on copyright, trade secret and trademark law to protect our technology.  Effective trademark protection may not be available for our trademarks.  The Company has not registered the trademark “NaturalShrimp” and there is no assurance that the Company will be able secure the trademark.  Our competitors or others may adopt product or service names similar to “NaturalShrimp Holdings, Inc.,” thereby impeding our ability to build brand identity and possibly leading to customer confusion.  Our inability to adequately protect the name “NaturalShrimp Holdings, Inc.” might damage our business, financial condition and operating results.  Despite any precautions we take, a third party may be able to copy or otherwise obtain and use proprietary information and / or systems without authorization or develop similar systems independently.  Policing unauthorized use of our technology is made especially difficult by the global nature of the Internet and difficulty in controlling the ultimate destination or security of information or other data transmitted on it.  The laws of other countries may afford us little or no effective protection for our intellectual property.  There can be no assurance that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose would be enforceable.  In addition, litigation may be necessary in the future to:

•	Enforce our intellectual property rights
•	Protect our trade secrets

•	Determine the validity and scope of the proprietary rights of others
•	Defend against claims of infringement or invalidity

Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a materially adverse effect on our business, financial condition and operating results.

Risks Associated with Infringement

We may in the future receive notices of claims of infringement of other parties’ proprietary rights. There can be no assurance that claims for infringement or invalidity (or any indemnification claims based on such claims) will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources or require us to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a materially adverse effect on our business, financial condition and operating results.

Risks Associated with Entering New Markets

One element of our strategy will be to leverage the NaturalShrimp Holdings, Inc. brand, systems and technology to enter new markets. No assurance can be given that we will be able to successfully adapt our proprietary systems and technology for use in other markets. Even if we do adapt our systems and technology, no assurance can be given that we will be able to compete successfully in any such markets.

Risks Associated with Acquisitions, Strategic Relationships

We may acquire other companies, systems or technologies in the future, and we regularly evaluate such opportunities. Acquisitions entail numerous risks, including:

•	Difficulties in the assimilation of acquired operations and products
•	Diversion of management’s attention from other business concerns

•	Amortization of acquired intangible assets
•	Potential loss of key employees of acquired companies

Risks Associated with Systems Failure

We will monitor systems and process activities and business through technological systems and the Internet. Thus, we will depend heavily on the integrity of the electronic systems supporting this type of activity. There can be no assurance that our network structure would operate appropriately in any of the following events:

•	Subsystem, component or software failure
•	A power or telecommunications failure

•	Bacterial infection to our aquaculture system
•	An earthquake, fire or other natural disaster

•	An act of God or war

There can be no assurance that in any such event we will be able to prevent an extended systems failure.  If we suffer an extended system failure our shrimp will die and our entire crop will be lost.  Any such systems failure that interrupts our operations would have a materially adverse effect on our business, financial condition and operating results.

Risks Related to Operations and Risks Related to the Industry

Expansion of our operations will require significant capital expenditures for which the Company may be unable to provide sufficient financing.

The Company’s need for additional capital may adversely affect its financial condition. The Company and its subsidiaries have no sustained history of earnings and have operated at a loss since they commenced business. The Company has relied, and continues to rely, on external sources of financing to meet its capital requirements, to continue developing the Shrimp Technology, to build its production facilities, and to otherwise implement its corporate development and investment strategies. In the past, the Company has relied upon equity capital and debt as sources of funding. Since its inception, the Company has raised over $10,000,000 in debt and equity financing. Prior to the Offering, the purchase price for shares of Common Stock has ranged from $0.25 to $1.00 per Share. The Company plans to obtain the future funding that it will need through the debt and equity markets but we cannot assure investors that the Company will be able to obtain additional funding when it is required. If we fail to obtain the funding that the Company needs when it is required, the Company may have to forego or delay potentially valuable opportunities to build shrimp production facilities or default on existing funding commitments to third parties. The Company’s limited operating history may make it difficult to obtain future financing.

The market for our shrimp product may be limited, and as a result our business may be adversely affected.

The feasibility of marketing our shrimp product has been assumed to this point and there can be no assurances that such assumptions are correct.  It is possible that the costs of development and implementation of our shrimp production technology may be too expensive to market our shrimp at a competitive price.  It is likewise possible that competing technologies will be introduced into the marketplace before or after the introduction of products to the market, which may affect the ability of the Company to market our shrimp at a competitive price.

Furthermore, there can be no assurance that the prices the Company determines to charge for its product will be commercially acceptable or that the prices that may be dictated by the market will be sufficient to provide to us sufficient revenues to profitably operate and provide a financial return to our investors.

Our business and operations are affected by the volatility of prices for shrimp.

Our business, prospects, revenues, profitability and future growth are highly dependent upon the prices of and demand for shrimp.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon shrimp prices.  These prices have been and are likely to continue to be extremely volatile for seasonal, cyclical and other reasons.  Any substantial or extended decline in the price of shrimp will have a material adverse effect on our financing capacity and our prospects for commencing and sustaining any economic commercial production.  In addition, increased availability of imported shrimp can affect our business by lowering commodity prices.  This can reduce the value of inventories, held both by us and by our customers, and cause many of our customers to reduce their orders for new products until they can dispose of their higher cost inventories.

If we do not have access to all of the equipment, supplies, materials and services needed, we may have to suspend our operations as a result.

Competition and unforeseen limited sources of supplies in the industry may result in occasional spot shortages of equipment, supplies and materials.  In particular, we may experience possible unavailability of post-larvae and materials and services used in our shrimp production facilities.  Such unavailability could result in increased costs and delays to our operations.  If we cannot find the products, equipment and materials that we need on a timely basis, we may have to suspend our production plans until we find the products, equipment and materials that we need.

If we lose our key management and technical personnel, our business may be adversely affected.

In carrying out the Company’s operations, the Company relies upon a small group of key management and technical personnel. The Company does not maintain any key man insurance.  Although the Company has employment agreements with Bill G. Williams, Gerald Easterling, and Dr. Doug Ernst, the Company cannot assure investors that, these individuals will remain with the Company in the future. An unexpected partial or total loss of their services could be detrimental to the Company’s business.

Information in this Memorandum regarding our expansion of shrimp production facilities reflects our current intent and is subject to change.

Investors should understand that our plans regarding our expansion of shrimp production facilities are subject to change. We describe our current expansion plans in this Memorandum; whether we ultimately undertake our expansion plans will depend on the following factors, among others:

•	The availability and cost of capital

•	Current and future shrimp prices

•	The costs and availability of post-larvae shrimp, equipment, supplies and personnel necessary to conduct these operations

•	Success or failure of activities in similar areas

•	Changes in the estimates of the costs to complete production facilities

•	Decisions of operators and joint venture partners

We will continue to gather data about our production facilities, and it is possible that additional information may cause us to alter our schedule or determine that a certain facility should not be pursued at all.

Our product is subject to regulatory approvals and if we fail to obtain such approvals, our business may be adversely affected.

It is possible that regulatory authorities could make changes in regulatory rules and policies and the Company would not be able to market or commercialize its product in the intended manner and/or the changes could adversely impact the realization of the NaturalShrimp technology market potential.

Our success is dependent upon our ability to commercialize our shrimp production technology.

The Company is currently in the production stage but has not yet commenced full commercial operations.  Since inception, the Company has been engaged principally in the development of the NaturalShrimp technology.  Therefore, the Company has a limited operating history upon which an evaluation of its prospects can be made.  Company prospects must be considered in light of the risk, uncertainties, expenses, delays and difficulties associated with the establishment of a new business in the evolving food industry, as well as those risks encountered in the shift from development to commercialization of new technology and products or services based upon such technology.

The Company has developed its first commercial system that employs the NaturalShrimp technology but additional work is required to incorporate that technology into a system capable of accommodating thousands of customers, which is the minimum capability the Company believes is necessary to compete in the marketplace. The principal purpose of seeking investment capital is to provide working capital for its current operations.

Risks Related to Doing Business in Foreign Countries

Because our joint ventures are and will be located in foreign countries, we face unpredictable foreign governmental policies and emerging market economic conditions that could hurt our business.

We currently have established a joint venture company in Switzerland (with the first operating system in Spain), and we intend to further expand into other countries.  If our operations in these foreign counties were adversely affected, we could experience a material adverse effect.  A significant change in those policies of the foreign governments of these countries could hurt business and economic conditions in such countries in general and in our business in particular.

Our operations in foreign countries are subject to political, economic, legal and regulatory risks.

The following aspects of political, economic, legal and regulatory systems in foreign countries create uncertainty with respect to many of the legal and business decisions that we make:

•	Cancellation or renegotiation of contracts due to uncertain enforcement and recognition procedures of judicial decisions

•	Disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act

•	Changes in foreign laws or regulations that adversely impact our business

•	Changes in tax laws that adversely impact our business, including, but not limited to, increases in the tax rates and retroactive tax claims

•	Royalty and license fee increases

•	Expropriation or nationalization of property

•	Currency fluctuations

•	Foreign exchange controls

•	Import and export regulations

•	Changes in environmental controls

•	Risks of loss due to civil strife, acts of war and insurrection

•	Other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted

Consequently, our development and production activities through our joint ventures in foreign countries may be substantially affected by factors beyond our control, any of which could materially adversely affect our business, prospects, financial position or results of operations.  Furthermore, in the event of a dispute arising from our operations in these countries, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non–U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of a dispute.

The cost of complying with governmental regulations in foreign countries may adversely affect our business operations.

Our joint ventures are subject to various governmental regulations in foreign countries.  These regulations may change depending on prevailing political or economic conditions.  In order to comply with these regulations, the Company believes that it may be required to obtain permits for producing shrimp and file reports concerning its operations. These regulations affect how our joint ventures carry on their business, and in order to comply with them, the joint ventures may incur increased costs and delay certain activities pending receipt of requisite permits and approvals.  If our joint ventures fail to comply with applicable regulations and requirements, the joint ventures, NaturalShrimp International, Inc., a wholly owned subsidiary of the Company and/or the Company may become subject to enforcement actions, including orders issued by regulatory or judicial authorities requiring the joint ventures to cease or curtail its operations, or take corrective measures involving capital expenditures, installation of additional equipment or remedial actions.  The joint ventures, NaturalShrimp International, Inc. or the Company may be required to compensate third parties for loss or damage suffered by reason of its activities, and may face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations and permits governing the joint venture’s operations and activities could affect the Company in a materially adverse way and could force it to increase expenditures or abandon or delay the development of shrimp production facilities.

Item 2. Financial Information

Selected Financial Data

A registrant that qualifies as a smaller reporting company, as defined by Rule 229.10(f)(1), is not required to provide the information required by this Item.

Supplementary Financial Information

A registrant that qualifies as a smaller reporting company, as defined by Rule 229.10(f)(1), is not required to provide the information required by this Item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We would prefer to register our securities using an S-1 Registration Statement under The Securities Act of 1933, but given the relative size of our company and the regulation of shares, we believe registration on Form 10 pursuant to Section 12(g) of The Securities Exchange Act of 1934 is more appropriate to the development of our business objectives.

The Company has accumulated losses since inception, has negative working capital and negative equity, and is in default on one of its notes.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Managements plans to address the going concern issues by raising additional capital for growth and plant expansion.  The Company plans to improve the growth rate of the shrimp and the environmental conditions  of its production facilities. Management also plans to acquire a hatchery in which the company can better control the environment in which to develop the post larvaes.  If management is unsuccessful in these efforts, discontinuance of operations is possible.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Current Options

We currently plan to roll out full-scale production by the end of 2010. As of this filing, our production problems, as noted in our financial statements as shrimp production losses, have been corrected. Hydroids are no longer a problem; bacterial problems are all vibrio related (the single most pathological bacterial organism that affects all shrimp systems, enclosed or outdoors) and we now use probiotics to control them. However, bacterial problems will always exist and we have set up stringent control procedures to monitor potential problems. We now have protocols in place for bacterial emergencies. We are growing shrimp consistently and will begin commercial distribution by the end of 2010. Accordingly, we buy feed as needed from Ziegler Feed Company and PL shrimp from SIS according to our needs.

Plan of Operations

Over the next three years, the Company intends to expand the La Coste, Texas location with additional shrimp production systems, as well as construct systems in other metropolitan areas throughout the United States.

In addition to domestic operations, the Company’s subsidiary, NSI, has signed an agreement with a Joint Venture partner in Europe. The partner has the license to use the NaturalShrimp technology in twenty-eight European countries. The terms of the Joint Venture agreement are as follows:

1.	The Joint Venture entity has the right to use the NaturalShrimp technology to build facilities, and to produce and sell shrimp within twenty-eight European countries.
2.	NSI owns fifty percent of the partnership.

3.	The Joint Venture partner will provide funding for the initial facility and its operating costs.
4.	The initial facility costs of the Joint Venture will be paid back to our Joint Venture partner through twenty five percent of net cash flow until these initial costs are paid back.

5.
NSI is entitled to fifty percent of all profits of the Joint Venture after the costs of the initial facility are paid back to the partner. After such time, NSI and the Joint Venture partner will bear the costs of additional facilities in other countries.

6.	The Joint Venture entity will pay NSI a management fee of $10,000 each month, beginning sixty days after the transfer of the Shrimp Technology to such Joint Venture.

7.	Construction of the first Joint Venture facility in Medina del Campo, Spain began in late 2008.

The Company and NSI are currently exploring additional Joint Venture opportunities within other areas of the world. In particular, the Company anticipates the Asian market to have lucrative partnership opportunities, and therefore, the Company has made the decision to withhold the right to use the Shrimp Technology in these markets until production has commenced in the European territory and the Company has had time to evaluate its performance.

Results of Operations for NaturalShrimp Holdings, Inc. and Subsidiaries for the year ended December 31, 2009 and 2008 (Audited) and for the period of Inception to December 31, 2009 (Unaudited).

Revenues

Our revenues were approximately $76 for the year ended December 31, 2009 compared to revenues of approximately $2,855 for the year ended December 31, 2008. Our revenues were $30,547 for the period from March 5, 2001 (date of inception) to December 31, 2009.

Expenses

Operating expenses for the year ended December 31, 2009 were $1,002,281, compared to the operating expenses of $3,389,538 for the year ended December 31, 2008. The decrease in expenses during the year was primarily attributable to cost cutting activities such as a decrease in salaries and bonuses, a decrease in bad debt expense, a decrease in consulting fees, a decrease in guarantor fees, and a decrease in miscellaneous fees. Our total operating expenses for the period of March 5, 2001 (date of inception) to December 31, 2009 were approximately $17,926,585.

Any change in our revenues or operating expenses would have a material effect on our net income (loss), and we anticipate that our net profit or loss, and operating profit or loss, will begin to vary widely from time period to time period once we increase our operations.  As we increase our operations, we anticipate a growth in our revenues. As we expand, we also anticipate an increase in expenses, as we will need to purchase more supplies and equipment. However, in purchasing more, we may be able to achieve economies of scale, thereby increasing our revenues at a higher rate than our expenses.  This will cause our net profit to vary from time period to time period as we continue to expand.  Nevertheless, a decline in economic conditions or consumer spending could create a decline in revenues, which would also cause our net profit or loss to vary widely from time period to time period.  While a declining economic trend is possible, we cannot be certain of the extent of the impact such a decline may have.

Income/Losses

Net loss for the year ended December 31, 2009 amounted to $1,129,636, compared to the net loss of $3,618,445 for the year ended December 31, 2008. The decrease in net loss during the year ended December 31, 2009 was due primarily to the decrease in overall operating expenses due to the cost cutting activities mentioned under expenses. Our net loss for the period of March 5, 2001 (date of inception) to December 31, 2009 was approximately $19,171,589.

Impact of Inflation

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flows used in operating activities were $607,629 for the year ended December 31, 2009, compared to cash flows used in operating activities in the amount of $1,544,316 for the year ended December 31, 2008. Cash flows used in operations during the year ended December 31, 2009 were due primarily to the net loss of $1,129,636, partially offset by accrued liabilities in the amount of $201,031 and depreciation and amortization in the amount of $134,642. Cash flows used in operations during the year ended December 31, 2008 consisted of the net loss of $3,618,445, partially offset by share based compensation in the amount of $2,084,440 and depreciation and amortization in the amount of $145,190.

Cash flows used in operating activities for the period of March 5, 2001 (date of inception) to December 31, 2009 were approximately $6,980,465.

Cash flows used in investing activities were $0 for the year ended December 31, 2009, compared to cash flows used in investing activities in the amount of $149,264 for the year ended December 31, 2008. The cash flows used in investing activities for the year ended December 31, 2008 are attributable to the purchase of a fixed asset.

Cash flows used in investing activities for the period of March 5, 2001 (date of inception) to December 31, 2009 were approximately $2,218,591.

Cash flows provided by financing activities were $609,470 for the year ended December 31, 2009, compared to cash flows provided by financing activities in the amount of $1,693,475 for the year ended December 31, 2008.  Cash flows provided by financing activities during the year ended December 31, 2009 were due primarily the net proceeds on long term debt in the amount of $ 250,667 and the sale of stock in the amount of $339,200. Cash flows provided by financing activities during the year ended December 31, 2008 consisted of proceeds from long term debt in the amount of $147,142 and the sale of stock in the amount of 1,579,026.

Cash flows provided by financing activities for the period of March 5, 2001 (date of inception) to December 31, 2009 were approximately $9,223,546.

Our cash and cash equivalents for the year ended December 31, 2009 amounted to $24,490 compared to $22,649 the year ended December 31, 2008.

Internal and External Sources of Liquidity

Internally, the company plans to sell shrimp starting by the end of 2010 and intends to ramp up our sales effort going forward. Furthermore, we intend on selling stock to raise capital. As the business sales increase, the company plans to apply with USDA for expansion and working capital. Externally, the company uses all awarded lines of credit from Community National Bank and Extraco.

Results of Operations for NaturalShrimp Holdings, Inc. and Subsidiaries for the nine months ended September 30, 2010 and 2009 (Unaudited).

Revenues

Our revenues were approximately $3,000 for the nine months ended September 30, 2010 compared to revenues of approximately $76 for the nine months ended September 30, 2009.

Expenses

Operating expenses for the nine months ended September 30, 2010 were $709,335, compared to the operating expenses of $605,561 for the nine months ended September 30, 2009. The increase in expenses during the period was primarily attributable to auto expense, an increase in commissions and consulting fees, an increase in insurance expense, an increase in entertainment and meals, an increase in legal and accounting fees, an increase in property taxes, and an increase in travel expense.

Any change in our revenues or operating expenses would have a material effect on our net income (loss), and we anticipate that our net profit or loss, and operating profit or loss, will begin to vary widely from time period to time period once we increase our operations.  As we increase our operations, we anticipate a growth in our revenues. As we expand, we also anticipate an increase in expenses as we will need to purchase more supplies and equipment. However, in purchasing more, we may be able to achieve economies of scale, thereby increasing our revenues at a higher rate than our expenses.  This will cause our net profit to vary from time period to time period as we continue to expand.  Nevertheless, a decline in economic conditions or consumer spending could create a decline in revenues, which would also cause our net profit or loss to vary widely from time period to time period.  While a declining economic trend is possible, we cannot be certain of the extent of the impact such a decline may have.

Income/Losses

Net loss for the nine months ended September 30, 2010 amounted to $960,318, compared to the net loss of $695,918 for the nine months ended September 30, 2009. The increase in net loss during the nine months ended September 30, 2010 was due primarily to the increase in overall operating expenses due to the activities mentioned under expenses.

Impact of Inflation

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flows used in operating activities were $688,539 for the nine months ended September 30, 2010, compared to cash flows used in operating activities in the amount of $482,824 for the nine months ended September 30, 2009. Cash flows used in operations during the nine months ended September 30, 2010 consisted of accrued liabilities in the amount of $116,071 and accounts payable-trade in the amount of $60,644.

Cash flows used in investing activities were $497 for the nine months ended September 30, 2010, compared to cash flows used in investing activities in the amount of $1,100 for the nine months ended September 30, 2009.

Cash flows provided by financing activities were $432,157 for the nine months ended September 30, 2010, compared to cash flows provided by financing activities in the amount of $228,223 for the nine months ended September 30, 2009.

Our cash and cash equivalents for the nine months ended September 30, 2010 amounted to $(231,395) compared to $(230,852) for the nine months ended September 30, 2009.

Item 3. Description of Property

We have acquired 37 acres located outside the town of La Coste. On these 37 acres, we erected a 48,000 square foot enclosed facility in which we have constructed tanks holding an aggregate 920,00 gallons of floc, the medium in which we raise our shrimp, and laboratories for monitoring and controlling the production process. We have also located a 1,000 square foot production office building on the acreage.

We have also acquired 12 acres in Medina del Campo, Spain. On these 12 acres, we have erected a 74,389 square foot enclosed facility in which we have constructed our new tank design system in which we raise our shrimp, and laboratories for monitoring and controlling the production process. The building will be fully complete in December 2010.

Our executive office is located in the suite occupied by our Chief Executive Officer in Waco, Texas, for which we pay a monthly rental of $799.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Preferred Stock

As of December 22, 2010, there are presently 969,624 shares of preferred stock issued and outstanding. The preferred shareholder has the option to convert their preferred shares to common shares of the Company on a one-for-one basis, adjusted for future common stock splits. There is no preferred shareholder that is or will become a beneficial owner if his or her shares are converted.

Common Stock

As of September 10, 2010, we had 42,073,763 shares issued and outstanding. The following table shows information with respect to each beneficial owner of more than five percent of the Company’s Common Stock:

The following tables sets forth certain information regarding beneficial ownership of the common stock as of September 10, 2010 by (i) each person who is known by the Company to own beneficially more than 5% of any of the classes of outstanding Stock, (ii) each director of the Company, (iii) each officer and (iv) all directors and executive officers of the Company as a group.

Beneficial Ownership
Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Common Stock	Shirley Williams 4800 Ridgeview Dr. Waco, TX 76710	Direct 5,409,157	13.07%
Common Stock	Bill Williams 4800 Ridgeview Dr. Waco, TX 76710	Direct and indirect 5,500,827(1)	13.34%
Common Stock	Mary Ann Untermeyer 785 Lookout Dr. Lakehills, TX 78063	Direct 4,741,666	11.27%
Common Stock	Tom Untermeyer 785 Lookout Dr. Lakehills, TX 78063	Indirect 4,741,666 (2)	11.27%
Common Stock	Baptist Community Services 701 Park Place Ave. Amarillo, TX 79101	Direct 4,889,247 (3)	11.62%
Common Stock	Gerald Easterling 1012 Oxfordshire Carrollton, TX 75007	Direct 4,586,667	10.90%
Common Stock	Jack Walker PO Box 420 Seguin, TX 78156	Direct and indirect 2,126,583 (4)	5.05%
Common Stock	Guadalupe Dallas LP PO Box 420 Seguin, TX 78157	Direct 1,886,583	4.65%

Security Ownership of Management
(1) Title of Class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
Common Stock	Bill G Williams 4800 Ridgeview Dr. Waco, TX 76710	Direct and indirect 5,409,157 (5)	13.34%
Common Stock	Gerald Easterling 1012 Oxfordshire Carrollton, TX 75007	Direct 4,586,667	10.90%
Common Stock	Steve Walker 2485 E. Southlake Blv. Southlake, TX 76092	Indirect (6) 1,886,583	4.65%
Common Stock	Jack Walker PO Box 420 Seguin, TX 78156	Direct and indirect 2,126,583 (6)	5.05%
Common Stock	Doug Ernst 502 Robinhood San Antonio, TX 78209	Direct, 499,500	1.19%
Security Ownership of Officers and Director Total		14,508,490	35.13%

(1)	Includes 5,500,827 shares owned of record by Mr. William’s wife, Shirley Williams. Mr. Williams disclaims beneficial ownership of those shares.

(2)	These shares are owned of record by Mr. Untermeyer’s wife, Mary Ann Untermeyer.

(3)	Baptist Community Services, T. H. Holloway, President & CEO, Stephen T. Dalrymple, Sr. Vice President & General Counsel

(4)	Includes 1,886,583 shares owned of record by Guadalupe Dallas LP, in which Mr. Steve and Jack Walker each own a 50% interest individually.

(5)	See footnote (1).

(6)	See footnote (4)

Changes in Control

None

Item 5. Directors, Executive Officers, Promoters and Control Persons

A list of current officers and directors appears below. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the Board of Directors. The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Each of our directors were elected at the annual meeting of shareholders on December 16, 2009 for a term expiring in one year or until the next annual meeting of shareholders. Our directors are chosen based on their experience within the industry and knowledge of the Company’s business model. Our directors are not compensated for their services as directors.

Our directors and executive officers are:

Name	Age	Position
Bill G. Williams	75	Chief Executive Officer and Chairman
Gerald Easterling	62	President and Director
Douglas H. Ernst, PhD	55	Senior Vice President of Science and Technology
Jack N. Walker	61	Chief Financial Officer, Treasurer and Director
Steve Walker	59	Secretary and Director

Our management has been the same for the past five years. The following officers and directors have worked for the Company for over five years and have not been employed by any other companies during the past five years.

Bill G. Williams has been our Chief Executive Officer and the Chairman of our Board of Directors since we were organized in 2005. Mr. Williams served in those capacities with our predecessor companies since 2001. He was previously Chairman of the Board and Chief Executive Officer of Café Quick Enterprises, which uses a unique, patented technology to cook fresh and frozen foods in vending machines. Mr. Williams and Mr. Easterling negotiated an international licensing agreement for the technology with KRh Corporation, which now distributes machines and products through Kraft Foods and Kosher Vending.

Gerald Easterling has been our President and Director since our organization in 2005. He has had extensive experience in many aspects of the food business and related industries. For almost thirty years he has held various operational, marketing and executive management positions in the development of food product lines and in the packaging, distribution, design and production of innovative food equipment. As President and Director of Café Quick Enterprises with Mr. Williams he filed and received international patents and trademarks on the Café Quick technology and negotiated an international licensing agreement for the Café Quick technology rights.

Douglas Ernst, PhD., has been working in the aquaculture industry for over 25 years, including research and development, commercial production and education. His work has encompassed microalgae, macroalgae, crustacean, and finfish production systems. Doug joined us in 2005 as Vice President of Science and Technology after serving as Director of R&D for Soliv International in Seattle, where he developed intensive production systems for marine algae. Doug is also President of AquaFarm.com, developing software for aquaculture design and management. Educational degrees include a Ph.D. in Aquacultural Engineering from Oregon State University, a Master of Science in Agricultural Engineering, from Oregon State University and a Bachelor of Science in (Aquatic Biology from the University of Oregon.

Steve Walker was elected as our Secretary and a director in 2008. Steve is engaged in the private practice of law with emphasis in commercial and business litigation and corporate finance. He has been a Board Member of several public companies and represents a number of corporations. Steve received a Bachelor of Arts Degree with Honors from the University of Texas at Austin, Texas and a Doctor of Jurisprudence Degree from the University of St. Mary's School of Law, San Antonio, Texas.

Jack N. Walker has been our Treasurer and a director since our organization in 2005 and was appointed our Chief Financial Officer in 2008. He is a Certified Public Accountant and has served as a partner in the firm Walker and Vordenbaum. He received a degree of Bachelor of Business Administration in Accounting Financial and Finance from the University of Texas.

Family Relationships

Mr. Jack Walker and Mr. Steve Walker are brothers.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

•	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

•
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

•
Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation

The following table sets forth information concerning the compensation we have paid and are paying to our executive officers

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Bill Williams, Chairman and CEO	*2010 2009 2008 2007	$96,000 $96,000 $96,000 $96,000	- - - -	$20,000 - $100,000 $100,000	- - - -	- - - -	- - - -	- - - -	$116,000 $96,000 $196,000 $196,000
Gerald Easterling, President and Director	*2010 2009 2008 2007	$96,000 $96,000 $96,000 $96,000	- - - -	$20,000 - $100,000 $100,000	- - - -	- - - -	- - - -	- - - -	$116,000 $96,000 $196,000 $196,000
Dr. Douglas Ernst, Senior Vice President	*2010 2009 2008 2007	$75,000 $75,000 $75,000 $75,000	- - - -	$10,000 - $80,000 $80,000	- - - -	- - - -	- - - -	- - - -	$85,000 $75,000 $155,000 $155,000
Jack Walker, CFO, Treasurer, & Director	*2010 2009 2008 2007	- - - -	- - - -	$20,000 - $40,000 $40,000	- - - -	- - - -	- - - -	- - $2,000 -	$20,000 - $42,000 $40,000
Steve Walker, Secretary & Director	*2010 2009 2008 2007	- - - -	- - - -	$10,000 - - -	- - - -	- - - -	- - - -	- $500 $5,000 -	$10,000 $500 $5,000 -

*2010 amounts are annualized and assumed based on the salary in the employment agreements

Employment Agreements

We have entered into employment agreements with the following executive officers and key employees: Bill G. Williams, our Chief Executive Officer; Gerald Easterling, our President; and Dr. Douglas Earnst, our Senior Vice-President of Science and Technology.

Mr. Williams and Mr. Gerald Easterling have identical agreements that provide for salaries of $96,000 per annum. They are each entitled to health insurance and a car allowance of $600 per month. In certain circumstances involving a change of control, each may elect to terminate his employment and receive a lump sum payment equal to 300% of his base salary.

Our agreement with Dr. Ernst provides for an annual salary of $75,000 and health insurance. In certain circumstances involving a change of control, he may elect to terminate his employment and receive a lump sum payment equal to a pro-rated amount of his base salary for a period of sixty days.

The employment agreements are attached as Exhibit 10.4 to 10.6.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Director Independence

The following directors are employed by the Company:

Name                                                      Position
Bill G. Williams                                    Chief Executive Officer and Chairman
Gerald Easterling                                   President and Director
Jack N. Walker                                       Chief Financial Officer, Treasurer and Director
Steve Walker                                          Secretary and Director

We do not believe these directors are independent under any definition of independence of a national securities exchange or of quotation system, which has requirements that a majority of the board of directors be independent. We have not previously registered shares of our Common Stock under The Securities Act of 1933 or The Securities Exchange Act of 1934. Furthermore, shares of our Common Stock are not currently listed on any national securities exchange or inter-dealer quotation system, which has requirements that a majority of the board of directors be independent. We, therefore, have not in the past been governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors. If we initiate quotation of our securities on an inter-dealer electronic quotation service or a national securities exchange, we will, at that time, reevaluate our Board of Directors independence in light of applicable corporate governance guidelines and rules and corporate best practices.

Certain Relationships

Mr. Steve Easterling, who is related to Gerald Easterling, is the sole member of Shrimp Station, LLC. The Shrimp Station Agreement is attached as Exhibit 10.1.

Unsecured Promissory Notes

On January 20, 2009, the Company entered into a note payable to Randall Steele, a shareholder of the Company, for $50,000. The note bears interest at 6% and is payable upon maturity on January 20, 2010. The note is unsecured. The balance of the note at December 31, 2009 was $50,000 and is classified as a current liability on the balance sheet. During 2009, the Company incurred $919 in interest expense, which remains payable as of December 31, 2009.

Secured Promissory Notes

On September 13, 2005, the Company entered into a promissory note agreement with Amarillo National Bank (ANB) for $1,500,000, which was amended on December 18, 2006 to increase the note amount to $2,000,000 and to extend the maturity date to September 13, 2008. On September 13, 2008, the note was renewed for $2,000,000 with a maturity date of September 13, 2009. The interest rate under the terms of the agreement is equal to the Wall Street Journal Prime Rate, plus 1.750 basis points, and is payable monthly. The note is collateralized by all inventories, accounts, equipment, and all general intangibles related to the Company’s shrimp production facility in La Coste, Texas. Payment of the note is also guaranteed by High Plains Christian Ministries Foundation, a shareholder of the Company.

Pursuant to an assignment agreement dated March 26, 2009, ANB sold and transferred the note to Baptist Community Services (“BCS”), a shareholder of the Company, in the amount of $2,004,820.  The transfer of the note did not change the terms of the note referred to as BCS note, or the Company’s obligation under the note. The balance of the note at December 30, 2009 and 2008 was $2,004,820 and $2,000,000, respectively, and is classified as a current liability on the balance sheets.

Effective December 31, 2008, the Company entered into a subordinated promissory note agreement (BCS subordinated note) with BCS for $70,000 to provide working capital to pay accrued interest due under the BCS note, and other operating expenses. On April 7, 2009, the BCS subordinated note was increased to $125,000 to provide additional working capital for the Company.  The balance of the BCS subordinated note at December 31, 2009 and 2008 was $108,723 and $28,875, respectively, and is classified as a current liability on the balance sheets. During 2009, the Company incurred $7,304 in interest expense on the subordinate note, which remains payable as of December 31, 2009.

On January 25, 2010, the Company received notice from BCS notifying them that the Company was in default of their obligations to BCS and that both the BCS note and the BCS subordinate note, as well as all accrued interest, fees and expenses, were payable in full. Pursuant to a forbearance agreement dated January 25, 2010, BCS agreed to forbear from exercising any remedies available under the notes until January 25, 2011 or the Company fails to promptly perform any of its covenants or obligation under the forbearance agreement, whichever occurs first.

On April 7, 2009, the Company signed an Amendment to the Promissory Note, originally dated, December 31, 2008, with Baptist Community Services, stating that the Company promises to pay to the order of Baptist Community Services, the principal sum of One Hundred and Twenty Five Thousand Dollars ($40,650), along with ten percent (10%) interest per annum, payable on September 15, 2009. A copy of the promissory note is attached hereto as Exhibit 10.7.

It is important to note that due to the severe economic downturn over the last eighteen-month period, NaturalShrimp Holdings was unable to continue the interest payments to BCS on the loan. BCS paid the interest to the bank to keep the loan from being called and then later paid the loan in full to the bank. The note was now owned by BCS and they elected not to renew the loan agreement to NaturalShrimp under the old terms. BCS called the note but did not foreclose on it. We then signed a forbearance agreement with BCS that calls for addressing the note balance again on January 25, 2011. We have not paid any interest on the loan during this time and both parties have agreed to work out acceptable terms on the loan if NaturalShrimp makes sufficient commercial and technological progress during this period. The forbearance agreement is attached as Exhibit 10.11.

Baptist Community Services is considered a “related person” because they are a security holder covered by Item 403(a) of SEC Regulation S-B since they are known to the Issuer to be the beneficial owner of more than five percent of our common stock. The President and CEO of Baptist Community Services is T. H. Holloway. The Sr. Vice President and General Counsel is Stephen T. Dalrymple.

The Company will be entering into promissory notes with the investors of the crop loan opportunity described in Item 10. Unregistered Sale of Equity Securities. Each investor will have a similar promissory note in accordance with the following example.

On December 31, 2009, the Company entered into a note payable to Peter Groetzinger, a shareholder of the Company, for $5,000. The note bears interest at 15% and is payable upon maturity on December 31, 2010. The note is collateralized by the shrimp crop attributable to the post larvaes (PLs) acquired from the note proceeds.  Upon maturity, the holder may convert the 15% interest proceeds into shares at a price of $0.25 per share as defined by the agreement. Also upon maturity, the holder may convert the $5,000 principal proceeds into common stock shares at $0.25 per share. The note does not contain embedded prepayment features other than the conversion price. At December 31, 2009, the carrying amount of the equity component and liability component were $0 and $5,000, respectively. During 2009, the Company incurred $0 in interest expense.

The investors and the amounts invested are listed in Item 10. Unregistered Sale of Equity Securities. A Form Promissory Note is attached as Exhibit 10.13.

The Company entered into promissory notes with the investors of the crop loan opportunity described in Item 10 Unregistered Sale of Equity Securities. The Crop Loan Opportunity is now complete. Each investor has a similar promissory note in accordance with the following example.

On December 31, 2009, the Company entered into a note payable to Peter Groetzinger, a shareholder of the Company, for $5,000. The note bears interest at 15% and is payable upon maturity on December 31, 2010. The note is collateralized by the shrimp crop attributable to the post larvaes (PLs) acquired from the note proceeds.  Upon maturity, the holder may convert the 15% interest proceeds into shares at a price of $0.25 per share as defined by the agreement. Also upon maturity, the holder may convert the $5,000 principal proceeds into common stock shares at $0.25 per share. The note does not contain embedded prepayment features other than the conversion price. At December 31, 2009, the carrying amount of the equity component and liability component were $0 and $5,000, respectively. During 2009, the Company incurred $0 in interest expense.

The investors and the amounts invested are listed in Item 10. Unregistered Sale of Equity Securities. A Form Promissory Note is attached as Exhibit 10.13.

The Company will enter into promissory notes with the investors of the 2010 exclusive common stock offering described in Item 10 Unregistered Sale of Equity Securities. Each investor has a similar promissory note in accordance with the following example.

On __________ __, 20__, the Company entered into a note payable to _______________, a shareholder of the Company, for $________. The note bears interest at 15% and is payable upon maturity on ___________ ___, 20___. The note is collateralized by the shrimp crop attributable to the post larvaes (PLs) acquired from the note proceeds.  Upon maturity, the holder may convert the 15% interest proceeds into shares at a price of $0.25 per share as defined by the agreement. Also upon maturity, the holder may convert the $_______  principal proceeds into common stock shares at $0.25 per share. The note does not contain embedded prepayment features other than the conversion price. At __________ __, 20__, the carrying amount of the equity component and liability component were $0 and $_________ , respectively. During 20__, the Company incurred $____ in interest expense.

The investors and the amounts invested thus far are listed in Item 10. Unregistered Sale of Equity Securities. A Form Agreement for the 2010 offering is attached as Exhibit 10.14.

The Company has a promissory note with JPF Securities Law, LLC, a Nevada limited liability company, for the principal amount of Thirty Thousand ($30,000) Dollars, together with interest at the rate of six percent (6%) per annum until paid. All principal and interest, together with any and all costs and expenses provided for under the promissory note, shall be due and payable in full within one year from the date of the promissory note. The promissory note with JPF Securities Law, LLC is attached as Exhibit 10.8.

Item 8. Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company's or our company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related StockholderMatters

Our common shares are currently not traded on any exchange.

Holders

We have approximately 276 record holders of our common stock as of December 22, 2010.

We have approximately 6 record holders of our preferred stock as of December 22, 2010.

Dividend Policy

We have never paid any cash dividends on our common shares, and we do not anticipate that we will pay any dividends with respect to those securities in the foreseeable future. Our current business plan is to retain any future earnings to finance the development of our business.

Equity Compensation Plan and Stock Option Plan Information

The Company does have a Stock Option Plan. The name of the plan is the NaturalShrimp Holdings, Inc. 2006 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable the Company, and any Affiliate to obtain and retain the services of the types of Employees, Consultants and Directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of one or more of the following Awards: (a) Incentive Stock Options, (b) Nonstatutory Stock Options, (c) Restricted Awards, (d) Performance Awards, and (e) Stock Appreciation Rights.

The Board of Directors administers the Plan unless and until the Board delegates administration to a Committee. The Administrator shall have the power and authority to select and grant to Participants, Awards pursuant to the terms of the Plan. The maximum amount of securities to be offered under the plan is 2,500,000 securities. There is no established criterion for when Awards are granted. The Board considers the Company’s financial situation and the timing of granting potential Awards.

The equity compensation plan information since inception is provided in the following table. We did not issue any securities for fiscal 2009 with respect to compensation plans.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,135,125	$0.78	364,875
Equity compensation plans not approved by security holders	0	0	0
Total	2,135,125	$0.78	364,875

Item 10. Recent Sales of Unregistered Securities

During the past three years, the Company has issued the following securities without registration under the Securities Act of 1933, as amended:

2010 Broker Dealer Common Stock Offering:

On October 18, 2010, the Company entered into an agreement (the “Broker-Dealer Agreement” with Wall and Company Securities, Inc. (“Wall and Company”). Pursuant to the Broker-Dealer Agreement, Wall and Company has agreed to use a best efforts basis to solicit investors for the sale of shares in the offering of stock (the “Shares”) in the Company. The Company is soliciting to private investors a subscription in the Private Placement of stock in the Company (the "Offering"), consisting of 4,000,000 Shares at a price of 50 cents per share. There shares are unregistered securities being sold under an exemption to registration as provided for in the Securities Act of 1933, as amended (the "Act").

The Shares shall be offered and sold in accordance with 17 CFR 203.506 ("Rule 506"), promulgated under Regulation D of the Securities Act of 1933, as amended. Solicitation and other activities by the Managing Broker-Dealer hereunder shall be undertaken only in accordance with the Agreement, the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the applicable rules and regulations of the States in which we solicit and the rules of the Financial Regulatory Authority, Inc. (the "FINRA"). The offering of the sale of Shares  shall be made to accredited investors.

Subject to the terms and conditions set forth in the Broker-Dealer Agreement, the Company shall pay Wall and Company a selling commission of 10 % of the price paid per Share for all Shares sold on a "best efforts, no minimum" basis for which they have acted as Managing Broker-Dealer pursuant to the Broker-Dealer Agreement. In addition, if they decide to contract out with any Selected Dealers, they shall pay them a commission out of the gross commissions received by the offering and subject to an agreement between them and the Selected Dealer.

The Company shall pay the Managing Broker-Dealer, in warrants, additional compensation equal to 5% of the price paid per Share for all Shares sold on a "best efforts, no minimum" basis for which we have acted as Managing Broker-Dealer pursuant to the Broker-Dealer Agreement. The warrants shall be priced, or valued, at 55 cents each. The Company hereby agrees to register these warrants as soon as they are eligible for registration [typically within ninety (90) days of the Company going public]. They shall be issued with an expiration date of eighteen (18) months from the date of issue; they shall be able to be traded at any time after they are registered by the Company, at the then current market price, on or before the expiration date. These warrants shall be issued in the name of the Managing Broker-Dealer, or any other person or entity, at the sole discretion of the Managing Broker-Dealer. The warrants shall be issued as the sale of shares is generated. EXAMPLE OF WARRANT CALCULATION: $110,000 investment shall generate 10,000 warrants (10,000 x .55 = $5,500 or 5% of $110,000).

The Broker-Dealer Agreement is attached as Exhibit 10.15.

2010 Exclusive Common Stock Offering:

The following table represents the shares of unregistered securities issued in the past three years. We used the proceeds from these offerings for working capital purposes. The offering was not underwritten since it was made privately to a group of investors in the local community. All investors were accredited investors and each investor filled out an investor questionnaire. These sales of restricted securities were made in reliance upon Regulation D of the Securities Act of 1933.  These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC) nor has the SEC or any agency reviewed or passed upon the accuracy or adequacy of the offering memorandum.  Any representation to the contrary is a criminal offense.  Accordingly, investors relied upon their own examination of the offering and our Company in making an investment decision.  This offering was made in reliance on an exemption from registration with the SEC provided by section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated there under by the SEC.

Date	Shareholder	Price Paid Per Share	Amount of Shares	Amount Invested
9/28/2010	Bill G. Williams	$0.25	20,000	$5,000
9/28/2010	Mary Beth and Don McMahon	$0.25	20,000	$5,000
10/4/2010	Dr. Sid Jones	$0.25	20,000	$5,000
10/5/2010	Harris and Margie Allen	$0.25	20,000	$5,000
10/5/2010	Peter Groetzinger	$0.25	20,000	$5,000
10/5/2010	Jack N. Walker, Jr.	$0.25	20,000	$5,000
10/25/2010	Bob Ralston	$0.25	80,000	$20,000
10/25/2010	David Zielske	$0.25	100,000	$25,000
10/25/2010	Paraic J. Mulgrew	$0.25	40,000	$10,000
10/25/2010	Renal Association P.A.	$0.25	80,000	$20,000
11/12/2010	Marc Barrett	$0.25	20,000	$5,000
11/12/2010	Jim Fitzsimmons	$0.25	40,000	$10,000
Total			480,000	$120,000

The 2010 Exclusive Common Stock Offering form agreements are attached as Exhibit 10.14.

2010 Crop Loan Opportunity:

We have offered to the investors of our common stock a crop loan opportunity. All investors shall be accredited investors and each investor shall fill out an investor questionnaire. As of this filing, the crop loan opportunity is complete. The crop loan opportunity consists of the following terms:

A five thousand dollar ($5,000) minimum investment loan with a twelve-month maturity, with an interest rate of fifteen percent (15%), thus $750 interest payment on a $5,000 loan. The loan will be collateralized with a specific tank of shrimp. The Company offers to double the interest payment to $1,500 (per $5,000 loan) if the loan is converted into common shares of the Company’s common stock. The lender will receive 1,000 shares from the Company for signing the loan (per investor). The lender will hold an Option to convert the loan balance and interest into the Company’s common stock at $0.25 per each share. If the loan and interest are converted into the Company’s common stock, the lender will have received a total of 27,000 shares of the Company’s common stock at $0.185 per share cost (figures based on $5,000 loan). See Exhibit 10.13 for a form promissory note pursuant to the crop loan opportunity.

The crop loan opportunity investors are:

Date	Investor	Address	Amount
01/28/2010	Pete Groetzinger	7200 Westover, Waco, TX 76710	5,000.00
03/03/2010	William & Cynthia Kozane	3514 Call Rd., Perry, OH 44081	5,000.00
03/15/2010	Sid Jones, MD	2208 Wooded Acres, Waco, TX 76710	5,000.00
03/29/2010	Richard & Linda Deal	P.O. Box 376, Calvert, TX 77837	5,000.00
04/07/2010	K.C. Jeffries	1903 Windberry Path, Round Rock, TX 78665	5,000.00
04/13/2010	Steve & Tamara Carlson	2821 Lotus Park, Schertz, TX 78154	5,000.00
04/12/2010	Michael & Edna McDaniel	2021 Flower Mound, TX 75022	10,000.00
04/30/2010	Jack Walker	P.O. Box Seguin, TX 78156	5,000.00
04/12/2010	Vivan Ann Simmons	2711 Collum Lane West, Alma, AR 72921	10,000.00
05/05/2010	James & Shirley Hodges	1323 CR 5713, LaCoste, TX 78039	5,000.00
05/20/2010	Steve R. Singleton	P.O. Box 130, Cedar Hill, TX 75106-0130	5,000.00
05/24/2010	Dr. Jack Heald	6242 N. Via Paloma Rosa, Tucson, AZ 85718	5,000.00
05/20/2010	Zenner Family Trust	12468 Marina Loop, Willis, TX 77318	5,000.00
05/25/2010	Michael Kacmar	1400 W. Hilderbrand, San Antonio, TX 78201	5,000.00
05/29/2010	Paric J. Mulgrew	28 Aston Glen, San Antonio, TX 78257	20,000.00
06/03/2010	Gerald J. Kania	3319 Greenfield RD #504, Dearborn, MI 48120	5,000.00
06/30/2010	Chase & Danielle Pinkston	6732 Joyceway, Dallas, TX 75225	5,000.00
06/30/2010	James R. Cotton, Jr.	17715 CR 223, Arp, TX 75750	20,000.00
07/07/2010	David & Jeanne Pendergrass	2505 Julian, Amarillo, TX 79102	20,000.00
07/07/2010	Dr. Andrew Lipscomb	6480 Lincoln Hills CT, Frisco, TX 75034	10,000.00
07/12/2010	Dr. Jack Heald	6242 N. Via Paloma Rosa, Tucson, AZ 85718	10,000.00
07/12/2010	Gary Jones	2505 Texas Dr. Ste. 113, Irving, TX 75062-7011	20,000.00
07/14/2010	Michael Perrine	P.O. Box 814043, Dallas, TX 75381	10,000.00
07/20/2010	David Y. Hicks	708 Mariner, Lakeway, TX 78734	10,000.00
07/22/2010	Russell Ramsland	6339 Desco Dr. , Dallas, TX 75225	10,000.00
07/24/2010	Gary Kennedy	P.O. Box 7316 Shreveport, LA 71137-7316	20,000.00
07/30/2010	Walter J. Jung	14675 Midway Rd. #217, Addison, TX 75001	10,000.00
08/01/2010	James R. Cotton, Jr.	17715 CR 223, Arp, TX 75750	20,000.00
08/03/2010	John W. Hayes	CMR 456, Box 233 APO AE 09011	10,000.00
08/18/2010	Kay Chafin	3761 Park PL., Addison, TX 75001	20,000.00
08/18/2010	Medina Asset Management LP (Morgan)	2976 Hunters Glen North, Rockwall, TX 75032	5,000.00
08/23/2010	Jack Hayden	6221 Park Meadow Ln., Plano, TX 75093-8863	10,000.00
08/26/2010	Gary Jones	2505 Texas Dr. Ste. 113, Irving, TX 75062-7011	20,000.00
08/24/2010	Walter J. Jung	14675 Midway Rd., NO. 217, Addison, TX 75001	5,000.00
09/07/2010	Equity Trust Co./Steve Y.	2821 Lotus Park, Schertz, TX 78154	5,000.00
09/30/2010	Caleb Perry	3929 Orleans Ave. , Springdale, AR 72762	5,000.00
			350,000.00
Total			350,000.00

Shares issued for Services Rendered:

On July 23, 2010, we issued 50,000 common shares to Brad Easterling for his consulting services to the Company. The shares were issued at $.20 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On August 6, 2010, we issued 240,000 common shares to Mike Casson of Casson Media Group, Inc. for his marketing consulting services to the Company. The shares were issued at $.20 per share.   We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

General Common Stock Offering

The following table represents the shares of unregistered securities issued in the past three years. We used the proceeds from these offerings for working capital purposes. The offering was not underwritten since it was made privately to a group of investors in the local community. All investors were accredited investors and each investor filled out an investor questionnaire. These sales of restricted securities were made in reliance upon Regulation D of the Securities Act of 1933.  These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC or any agency reviewed or passed upon the accuracy or adequacy of the offering memorandum.  Any representation to the contrary is a criminal offense.  Accordingly, investors relied upon their own examination of the offering and our Company in making an investment decision.  This offering was made in reliance on an exemption from registration with the SEC provided by section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated there under by the SEC.

Date Issued	Stockholder Name	Price Paid Per Share	Amount of Shares Issued	Aggregate Price
8/30/07	Anderson, Gary D. or Janet D. Anderson	$1.00	20,000	$20,000
9/6/07	Gestring, Dan	$1.00	25,000	$25,000
9/12/07	Holzkamper, Frank	$1.00	20,000	$20,000
9/16/07	Smith, Louie A.	$1.00	2,500	$2,500
9/17/07	Smith, Todd	$1.00	2,500	$2,500
9/28/07	Easter, Billy J.	$1.00	50,000	$50,000
10/4/07	McDonald, Charles W.	$1.00	26,654	$26,654
10/8/07	Allen, Harris	$1.00	50,000	$50,000
10/19/07	Zielske, David	$1.00	50,000	$50,000
11/8/07	Rabinowitz, A. C.	$1.00	175,000	$175,000
11/14/07	Consolidated Services, L.P. Att. Steven L. Neal	$1.00	10,000	$10,000
11/14/07	Steven L. Neal 401K PSP&T fbo: Steven L. Neal	$1.00	10,000	$10,000
11/28/07	Kaczmar, Michael	$1.00	10,000	$10,000
12/12/07	Rabinowitz, A. C.	$1.00	25,000	$25,000
12/13/07	Smith, Jesse D.	$1.00	15,000	$15,000
12/26/07	Equity Trust Co. Custodian: FBO Steve Carlson IRA	$1.00	25,000	$25,000
1/3/08	Matthews, William C.	$1.00	20,000	$20,000
1/17/08	Layne, Richard A. or Mary A.	$1.00	10,000	$10,000
1/18/08	Sanderson, Dr. J. N.	$1.00	250,000	$250,000
1/21/08	Carlson, Steve	$1.00	5,000	$5,000
1/23/08	Bechtel, Phil C.	$1.00	100,000	$100,000
1/28/08	Equity Trust Co. Custodian: FBO Steve Carlson IRA	$1.00	20,000	$20,000
2/12/08	Latta, Kelly	$1.00	10,000	$10,000
2/19/08	Perry, Caleb	$1.00	10,000	$10,000
4/1/08	Steven L. Neal 401K PSP&T fbo: Steven L. Neal	$1.00	10,000	$10,000
4/9/08	Steele, Randall	$1.00	40,000	$40,000
4/28/08	Fegan, James R.	$1.00	10,000	$10,000
5/3/08	Asher, Iva	$1.00	10,000	$10,000
5/15/08	Asher, Iva	$0.70	10,000	$7,000
5/20/08	Hargraves, Bev T.	$0.70	10,000	$7,000
5/21/08	Shover, Gary	$0.70	10,000	$7,000
5/27/08	Kozane, William J. or Cynthia M.	$0.70	10,000	$7,000
5/29/08	Layne, Richard A. or Mary A.	$0.70	71,429	$50,000
5/29/08	Zielske, David	$0.70	100,000	$70,000
5/30/08	Holzkamper, Frank	$0.70	25,000	$17,500
5/30/08	Hampton, Ronnie or Lucreta	$0.70	30,000	$21,000
5/30/08	Hampton, Carey Jason and Kristen Lee	$0.70	10,000	$7,000
5/30/08	Hampton, Ashley Alese	$0.70	10,000	$7,000
6/1/08	Carle, John	$1.00	10,000	$10,000
6/1/08	Carle, John	$0.70	14,286	$10,000
1/16/08	Harris, Andrew M.	$1.00	10,000	$10,000
6/1/08	Harris, Andrew M.	$0.70	10,000	$7,000
6/2/08	Carlson, Steve	$0.70	10,000	$7,000
6/2/08	Roberts, Lonzo	$0.70	10,000	$7,000
6/3/08	Gaskin, Larry E. or Sue C. Gaskin	$0.70	50,000	$35,000
6/3/08	Mace, Charles and Connie	$0.70	15,000	$10,500
6/3/08	Mace, Charles Bradley	$0.70	3,600	$2,520
6/3/08	DeMasters, Gary Don	$0.70	15,000	$10,500
6/3/08	Fegan, James R.	$0.70	10,000	$7,000
6/3/08	Perry, Caleb	$0.70	10,000	$7,000
6/4/08	Medina Asset Management, LP	$0.70	20,000	$14,000
6/4/08	West, J. Wesley	$0.70	15,000	$10,500
6/4/08	Consolidated Services, L.P. Att. Steven L. Neal	$0.70	10,000	$7,000
6/5/08	Holloway, Tim	$0.70	10,000	$7,000
6/5/08	Evans, Dwayne or Jeanette	$0.70	10,000	$7,000
6/6/08	Matthews, William C.	$1.00	15,000	$15,000
6/6/08	Stubbs, Douglas Mac	$0.70	10,000	$7,000
6/17/08	Hogan, Michael W.	$0.70	50,000	$35,000
6/17/08	Smith, E.L.	$0.70	35,000	$24,500
6/5/08	Brown, Greg	$0.70	50,000	$35,000
6/7/08	Brown, Kimberly	$0.70	10,000	$7,000
6/7/08	Brooks, Danny	$0.70	20,000	$14,000
6/11/08	FLM LTD Partnership	$0.70	50,000	$35,000
6/10/08	Carol Crumpacker Trust Agreement	$0.70	10,000	$7,000
6/11/08	Thomas, Dennis & Jolaine	$0.70	5,000	$3,500
6/10/08	Birkes, Henry	$0.70	10,000	$7,000
6/15/08	Parmley, Greg	$0.70	20,000	$14,000
6/24/08	Kaczmar, Michael	$0.70	10,000	$7,000
6/24/08	Fox, Jay N.	$1.00	10,000	$10,000
7/15/08	Renal Associates 401K, Retirement Plan for Paraic J. Mulgrew	$0.70	70,000	$49,000
7/15/08	Mulgrew, Paraic J.	$0.70	70,000	$49,000
7/16/08	Smith, E.L.	$0.70	37,829	$26,480
8/6/08	Eagle Land Services, Inc., Att: Jim Butcher	$1.00	10,000	$10,000
8/6/08	Eagle Land Services, Inc., Att: Jim Butcher	$0.70	28,571	$20,000
8/12/08	Carlson, Steve	$0.70	3,000	$2,100
8/14/08	Equity Trust Co. Custodian: FBO Steve Carlson IRA	$0.70	11,286	$7,900
8/26/08	Finninger, Walter L. Jr.	$1.00	10,000	$10,000
8/26/08	Finninger, Walter L. Jr.	$0.70	14,286	$10,000
8/26/08	Specia Partnership L.T.D.	$0.70	10,000	$7,000
9/3/08	Smith, E.L.	$0.70	4,286	$3,000
9/3/08	Sterling Trust Company, Custodian FBO Joel Stutts	$1.00	10,000	$10,000
9/3/08	Sterling Trust Company, Custodian FBO Joel Stutts	$0.70	35,714	$25,000
9/3/08	Scott, Billy John	$0.70	10,000	$7,000
9/22/08	Smith, E.L.	$0.70	14,286	$10,000
11/4/08	Eagle Land Services, Inc., Att: Jim Butcher	$0.60	20,000	$12,000
11/12/08	Groetzinger, Peter	$0.60	8,333	$5,000
11/17/08	McMahon, Don & Mary Beth	$0.60	8,333	$5,000
11/17/08	Allen, Harris	$0.60	8,333	$5,000
11/14/08	Ralston, Bobby D. or Alice	$0.60	8,333	$5,000
11/15/08	Stephenson, Charles & JoEllen	$0.60	3,333	$2,000
11/15/08	Singleton, Steve	$0.60	3,333	$2,000
11/16/08	Hall, Mike R.	$0.60	3,333	$2,000
11/17/08	Medina Asset Management, LP	$0.60	3,333	$2,000
11/17/08	Simmons, Vivian A.	$0.60	16,667	$10,000
11/17/08	Hogan, Michael W.	$0.60	1,667	$1,000
11/17/08	Gibson, Bob	$0.60	3,333	$2,000
11/17/08	Lipscomb, Andy	$0.60	1,667	$1,000
11/18/08	Smith, E.L.	$0.60	5,000	$3,000
11/18/08	Smith, Greg	$0.60	3,333	$2,000
11/24/08	West, J. Wesley	$0.60	3,333	$2,000
11/24/08	Deal, Linda & Richard	$0.60	3,333	$2,000
11/24/08	Ballenger, Philip Dan	$0.60	3,333	$2,000
11/24/08	Bobby D. Wood Revocable Trust	$0.60	3,400	$2,040
11/24/08	Bassett, Delane	$0.60	1,667	$1,000
11/26/08	Brown, Greg	$0.60	8,333	$5,000
11/26/08	Hicks, David Y.	$0.60	3,333	$2,000
11/26/08	Bechtel, Phil C.	$0.60	3,333	$2,000
11/26/08	Brooks, Danny	$0.60	3,333	$2,000
12/1/08	Guadalupe Dallas LP	$0.60	3,333	$2,000
12/1/08	Gestring, Dan	$0.60	8,333	$5,000
12/1/08	Mulgrew, Paraic J.	$0.60	8,333	$5,000
12/1/08	London, Rick	$0.60	3,333	$2,000
12/2/08	Hamilton, Henry H.	$0.60	1,667	$1,000
12/2/08	Daniels, Shelby Wayne and Jane K. - Joint Tenenacy WRO of Survivorship	$0.60	3,333	$2,000
12/2/08	Barrett, Marc	$0.60	3,333	$2,000
12/9/08	Steven L. Neal 401K PSP&T fbo: Steven L. Neal	$0.60	3,333	$2,000
12/9/08	Pendergrass, David	$0.60	10,000	$6,000
12/9/08	Shover, Gary	$0.60	1,667	$1,000
12/17/08	Latta, Kelly	$0.60	3,333	$2,000
12/17/08	Kozane, William or Cynthia	$0.60	3,333	$2,000
12/17/08	Anderson, Steven or Joene L.	$0.60	5,000	$3,000
12/17/09	Sterling Trust Company, Custodian FBO Steve Moody	$0.60	10,000	$6,000
12/23/08	Badger Capital Partners, LP	$0.60	3,333	$2,000
12/31/08	Zielske, David	$0.60	5,000	$3,000
1/7/09	Cadena, K. A.	$0.60	3,000	$1,800
1/9/09	Cunningham, Merle	$0.60	2,000	$1,200
1/9/09	Gray, Logan	$0.60	500	$300
1/9/09	Gray, Erika	$0.60	500	$300
1/15/09	Sanderson, Dr. J. N.	$0.60	3,333	$2,000
7/27/09	Carle, John	$0.20	12,500	$2,500
7/27/09	Hines, Kenneth D.	$0.20	12,500	$2,500
8/11/09	Groetzinger, Peter	$0.20	25,000	$5,000
8/12/09	Ralston, Bob	$0.20	50,000	$10,000
8/27/09	McMahon, Don & Mary Beth	$0.20	50,000	$10,000
9/1/09	Shaw, Sandy	$0.20	25,000	$5,000
9/2/09	Brown, Jerry	$0.20	25,000	$5,000
9/9/09	Brown, Greg	$0.20	100,000	$20,000
9/22/09	Hall, Mike	$0.20	25,000	$5,000
10/2/09	Hicks, David	$0.20	25,000	$5,000
10/13/09	Walker, Jack	$0.20	35,000	$7,000
10/13/09	Williams, Shirley	$0.20	138,000	$27,600
11/25/09	St. Nicholas Orthodox Church *Steve Moody Power of Atty.	$0.20	230,000	$46,000
12/2/09	Shover, Gary L.	$0.20	25,000	$5,000
12/11/09	Heald, Cynthia	$0.00	41,667	0
12/11/09	Hall, Mike	$0.00	98,666	0
12/15/09	Brooks, Danny	$0.00	50,000	0
12/23/09	Groetzinger, Peter	$0.00	25,000	0
1/8/10	Gilmore, Braxton & Sharon	$0.20	25,000	$5,000
1/11/10	Bachmeier, Richard Jr.	$0.20	120,000	$24,000
1/26/10	Rabinowitz, A. C.	$0.20	200,000	$40,000
2/11/10	Hines, Kenneth D.	$0.20	4,167	$833
7/23/10	Ordonez Group	$1.00	100,000	$100,000

Item 11. Description of Registrant’s Securities

Common Stock

Our company is authorized to issue 100,000,000 shares of common stock with a $0.01 par value and as of September 10, 2010, we had 42,073,763 shares of common stock issued and outstanding and owned by 276 shareholders of record.  Of those 42,073,763 shares of common stock, none were free trading.

Preferred stock

Our company is authorized to issue 20,000,000 shares of preferred stock with a $0.01 par value and as of September 10, 2010, we had 969,624 shares of preferred stock issued and outstanding and owned by 6 shareholders of record.  Of those 969,624 shares of preferred stock, none were free trading.

Voting Rights

Holders of the shares of common stock and preferred stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock and preferred stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights

Holders of record of shares of common stock and preferred stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available thereof.

Liquidation Rights

Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of preferred stock.

Preemptive Rights

Holders of common stock and preferred stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Registrar and Transfer Agent

Island Stock Transfer located at 100 Second Avenue South, Suite 705S, St. Petersburg, FL 33701 is our transfer agent and registrar of our common stock. Their telephone number is (727) 289-0010.

Item 12. Indemnification of Directors and Officers

The Company will indemnify to the fullest extent permitted by Title 8 Chapter 1 §145 of the Delaware General Corporation Law. Section 145 of the General Corporation Law of the State Delaware permits indemnification of, and certain expense advancements to, directors, employees and agents of corporations under certain conditions and subject to certain limitations. Article Eight of the Certificate of Incorporation (the "Certificate") of the registrant provides that the personal liability of the directors of the registrant is eliminated to the fullest extent permitted by Paragraph (7) of Subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter a "Covered Person"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding; provided, however, that, except as provided in Section 8.3 of the Company’s By-Laws with respect to proceedings to enforce rights to indemnification, the Company shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board of Directors.

Item 13. Financial Statements and Supplementary Data

Audited financials for the year ended December 31, 2009 and 2008 are filed at the end of this Form 10/A. Unaudited financials since March 5, 2001 (date of inception) are filed at the end of this Form 10/A. Also, unaudited financials for the quarter ended September 30, 2010 are filed at the end of this Form 10/A.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception, our principal independent accountant has neither resigned, declined to stand for re-election, nor been dismissed by our directors.

Item 15. Financial Statements and Exhibits

Set forth below are the following combined financial statements for our company:

TABLE OF CONTENTS

CONDENSED FINANCIAL STATEMENTS – DECEMBER 31, 2009 AND 2008

Independent Auditor’s Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

CONDENSED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Income
Condensed Consolidated Statements of Cash Flows
Notes to Condensed Consolidated Financial Statements

Index to Exhibits

The following exhibits are filed as a part of this Form 10 Registration Statement:

Exhibit No.                                Description

3.1                        Articles of Incorporation of NaturalShrimp Holdings, Inc*
3.2                        Bylaws of NaturalShrimp Holdings, Inc*
10.1                      Shrimp Station Agreement*
10.2                      NaturalShrimp Europe, LTD Agreement*
10.3                      Natures Prime Organic Foods
10.4                      Employment Agreement with Bill Williams*
10.5                      Employment Agreement with Gerald Easterling*
10.6                      Employment Agreement with Dr. Doug Ernst
10.7                      Promissory Note with Baptist Community Services
10.8                      Promissory Note with JPF Securities Law, LLC*
10.9                      Consulting Agreement with Casson Media Group, Inc.*
10.10                    Agreement with Izamar, S.A.
10.11                    Forbearance Agreement with Baptist Community Services
10.12          Promissory Note with Randall Steele
10.13          Form Promissory Note for Crop Loan Opportunity
10.14          Form Agreements for 2010 Exclusive Common Stock Offering
10.15          Broker Dealer Agreement

*Filed Previously

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NaturalShrimp Holdings, Inc.

By:	/s/ Bill Williams
Bill Williams, Chairman and CEO

NATURALSHRIMP HOLDINGS, INC.
AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Financial Statements
December 31, 2009 and 2008,
and the Period from March 5, 2001 (Date of Inception)
to December 31, 2009

TABLE OF CONTENTS

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NaturalShrimp Holdings, Inc. and Subsidiaries
La Coste, Texas

We have audited the accompanying consolidated balance sheets of NaturalShrimp Holdings, Inc. and Subsidiaries (the Company) (a Delaware corporation in the development stage) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended and for the period from March 5, 2001 (date of inception), to December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinions.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NaturalShrimp Holdings, Inc. and Subsidiaries as of December 31, 2009, and 2008 and the results of its operations and its cash flows for the years then ended and from March 5, 2001 (date of inception), to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the financial statements, the Company has incurred net losses since its inception and has experienced severe liquidity problems.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to those matters also are described in Note H.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Darilek, Butler & Associates, PLLC
San Antonio, Texas
August 24, 2010

NATURALSHRIMP CONSOLIDATED

Consolidating Balance Sheets
December 31, 2009 and 2008

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
ASSETS:

Current Assets
Cash and Cash Equivalents	$24,490	$22,649
Accounts Receivable - Related Parties	-	30,000
Prepaid Expenses	-	1,604
Total Current Assets	24,490	54,253

Fixed Assets
Land	202,293	202,293
Buildings	1,327,425	1,327,425
Machinery and Equipment	640,082	640,082
Automobiles	26,731	26,731
Office Furniture	22,060	22,060
Accumulated Depreciation	(493,090)	(358,448)
Total Fixed Assets	1,725,501	1,860,143

Other Assets
Deposits	500	500
Patents/Trademarks	53,837	53,837
Prototypes	-	95,343
Total Other Assets	54,337	149,680
Total Assets	$1,804,328	$2,064,076

	December 31,	December 31,
	2009	2008

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable - Trade	$113,557	$88,327
Interest Payable - Related Parties	21,027	5,665
Accrued Liabilities	185,878	209
Lines of Credit	503,029	473,749
Notes Payable - Related Parties	2,271,543	2,020,875
Current Portion of Long-Term Debt	7,586	9,677
Total Current Liabilities	3,102,620	2,598,502

Notes Payable - Related Parties, Less Current Portion	113,312	113,312
Long-Term Debt, Less Current Portion	20,771	28,358
Total Long-Term Liabilities	134,083	141,670
Total Liabilities	3,236,703	2,740,172

Stockholders' Equity
Preferred Stock, $.01 Par Value 10,000,000 Shares Authorized,
969,624 and 0 Shares Issued and Outstanding in 2009 and 2008, respectively	9,696	-
Common Stock, $.01 Par Value, 50,000,000 Shares Authorized,
39,237,311 Shares Issued and 39,066,311 Shares Outstanding in
2009 and 38,139,978 Shares Issued and Outstanding in 2008	392,373	381,400
Additional Paid In Capital	17,432,488	16,984,458
Deficit Accumulated During Development Stage	(19,266,932)	(18,041,954)
Total Stockholders' Equity	(1,432,375)	(676,096)
Less Treasury Stock, 171,000 Shares at Cost in 2009	-	-
	(1,432,375)	(676,096)

Total Liabilities and Equity	$1,804,328	$2,064,076

	-	-

NATURALSHRIMP CONSOLIDATED

Consolidating Statement of Incomes
For the Years Ended December 31, 2009 and 2008

			March 5, 2001
	Year Ended	Year Ended	(Date of Inception)
	December 31,	December 31,	to December 31,
	2009	2008	2009

Sales	$76	$2,855	$30,547
Cost of Sales	48,155	219,203	1,085,498
Gross Profit (Loss)	(48,079)	(216,348)	(1,054,951)

Operating Expenses
Advertising and Marketing	99	140	25,463
Auto Expense	17,104	39,947	212,240
Bad Debt Expense Related Party	35,414	240,304	275,718
Bank Service Charges	524	1,102	4,398
Consulting Fees	76,624	133,246	1,005,285
Depreciation and Amortization	134,642	145,190	493,090
Employment Benefit Programs	-	-	394,101
Entertainment & Meals	6,074	28,204	137,055
Financial Expense	32,320	-	32,320
Guarantor Fees	70,000	757,918	3,919,230
Insurance	30,847	107,605	330,854
Legal & Accounting	19,730	156,582	522,133
Maintenance & Repairs	13,007	35,658	91,739
Miscellaneous	18,563	140,802	207,206
Office Expense	7,938	22,537	109,186
Outside Services	5,751	22,446	446,154
Rent	9,087	10,751	171,900
Salaries	407,970	1,312,321	8,444,877
Supplies	3,336	1,740	138,014
Taxes - Payroll	18,340	44,322	185,467
Taxes - Property and Other	20,557	4,365	92,502
Travel	10,415	52,450	323,584
Utilities and Telephone	63,939	131,908	364,069
Total Operating Expenses	1,002,281	3,389,538	17,926,585

Net Operating Income (Loss) Before Other Income (Expense)	(1,050,360)	(3,605,886)	(18,981,536)

Other Income (Expense)
Interest Income	21	2,306	23,246
Interest Expense	(89,615)	(140,627)	(628,202)
Other Income	10,707	126,335	424,747
Other Expenses	(389)	(573)	(9,844)
Prototype Charge Off	(95,343)	-	(95,343)
Total Other Income (Expense)	(174,619)	(12,559)	(285,396)

Net Income (Loss)	$(1,224,979)	$(3,618,445)	$(19,266,932)

Earnings (Loss) Per Common Share	(0.03)	(0.10)	(0.49)

Earnings (Loss) Per Common Share - Assuming Dilution	(0.03)	(0.10)	(0.49)

NATURALSHRIMP CONSOLIDATED
Consolidated Statements of Changes in Stockholders’ Equity

						Deficit
						Accumulated	Total
					Additional	During	Stockholders'
	Preferred Stock		Common Stock		Paid In	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficit)
Balance at Inception of development
stage activities, March 5, 2001	-	$-	-	$-	$-	$-	$-
Issuance of Shares 2001-2007			10,839,989	108,400	4,280,680		4,389,080

Issuance of Shares, Compensation 2001-2007			22,968,642	229,686	9,083,626		9,313,312

Net Income (Loss) 2001-2007						(14,423,508)	(14,423,508)

Balance - December 31, 2007	-	$-	33,808,631	$338,086	$13,364,306	$(14,423,508)	$(721,116)

Issuance of Shares	-	-	1,866,966	18,670	1,560,356	-	1,579,026

Issuance of Shares, Compensation	-	-	2,464,381	24,644	2,059,796	-	2,084,440

Net Income (Loss)	-	-	-	-	-	(3,618,445)	(3,618,445)

Balance - December 31, 2008	-	$-	38,139,978	$381,400	$16,984,458	$(18,041,953)	$(676,095)

Issuance of Shares	969,624	9,696	787,333	7,873	321,630	-	339,199

Issuance of Shares, Compensation	-	-	310,000	3,100	126,400	-	129,500

Purchase of Treasury Shares	-	-	(171,000)	-		-	-

Net Income (Loss)	-	-	-	-	-	(1,224,979)	(1,224,979)

Balance - December 31, 2009	969,624	$9,696	39,066,311	$392,373	$17,432,488	$(19,266,932)	$(1,432,375)

NATURALSHRIMP CONSOLIDATED

Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008, and
the Peiod from August 12, 2005 (Date of Inception)
to December 31, 2009
			March 5, 2001
	Year Ended	Year Ended	(Date of Inception)
	December 31,	December 31,	to December 31,
	2009	2008	2009

Cash Flows From Operating Activities
Net Income (Loss)	$(1,224,979)	$(3,618,445)	$(19,266,932)
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	134,642	145,190	493,090
Prototype Charge Off	95,343		95,343
Share-Based Compensation	129,500	2,084,440	11,527,252
(Increase) Decrease In:
Accounts Receivable	30,000	(30,000)	-
Prepaid Expenses and Other	96,947	(148,393)	(54,337)
Increase (Decrease) In:
Accounts Payable - Trade	25,230	19,160	113,557
Accrued Liabilities	201,031	3,732	206,905
Net Cash Provided (Used) by Operating Activities	(512,286)	(1,544,316)	(6,885,122)
Cash Flows From Investing Activities:
Purchase of Fixed Assets	-	(149,264)	(2,218,591)
Net Cash Provided (Used) by Investing Activities	-	(149,264)	(2,218,591)
Cash Flows From Financing Activities:
Proceeds from Long-Term Debt	250,667	147,151	4,941,590
Principal Payments on Long-Term Debt	(9,677)	(6,367)	(2,528,378)
Net Proceeds (Payments) on Line of Credit	29,280	(26,335)	503,029
Sale of Stock	339,200	1,579,026	6,307,305
Net Cash Provided (Used) by Financing Activities	609,470	1,693,475	9,223,546
Net Increase (Decrease) in Cash	97,184	(105)	119,833
Cash at Beginning of Year/Period	22,649	22,754	-

Cash at End of Year/Period	$119,833	$22,649	$119,833

Supplemental Information:
Interest Paid	$-	$3,383	$386,059

Note A – Nature of the Organization

On March 5, 2001, NaturalShrimp Holdings, Inc. (the Company), a successor company, was incorporated under the laws of the State of Delaware.  Pursuant to the organizing documents, the Company is authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, both classes with a par value of $0.01 per share.  The company has two wholly owned subsidiaries.

NaturalShrimp Corporation (NSC) was incorporated on August 12, 2005, under the laws of the State of Delaware and is a wholly-owned subsidiary of the Company.  NSC merged with NaturalShrimp Corporation (a Texas corporation) on September 6, 2005 pursuant to an Agreement and Plan of Merger (NSC Agreement).  Under the NSC Agreement, common stock changed from no par value to $0.01 par value and the number of shares authorized for issuance decreased to 1,000 shares.  On March 24, 2008, NSC merged with NaturalShrimp San Antonio, L.P (NSSA) (a Texas limited partnership) pursuant to an Agreement and Plan of Merger (NSSA Agreement).  NSC continued to exist as the surviving corporation.  NSC is an agro-tech company that grows and sells shrimp in an indoor controlled production facility.

NaturalShrimp International, Inc. (NSI) was incorporated on August 12, 2005, under the laws of the State of Delaware and is a wholly-owned subsidiary of the Company.  NSI merged with NaturalShrimp International, Inc. (a Texas Corporation incorporated November 12, 1999, as Quantum Access Corporation) pursuant to an Agreement and Plan of Merger (NSI Agreement) dated September 6, 2005. Under the NSI Agreement, common stock changed from no par value to $0.01 par value and the number of shares authorized for issuance decreased to 1,000 shares.  NSI continued to exist as the surviving corporation.  NSI was created for the purpose of establishing and maintaining all of the Company’s international joint ventures.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (the Codification or ASC)

The Codification is now the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards.  All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative.  Commencing with the year ended December 31, 2009, all references to GAAP now use the specific Codification Topic or Section rather than prior accounting and reporting standards.  The Codification did not change existing GAAP and, therefore, did not affect the Company’s financial position or results of operations.

Consolidation

The consolidated financial statements include the accounts of NaturalShrimp Holdings Inc. and its wholly owned subsidiaries, NaturalShrimp Corporation and NaturalShrimp International.  All significant intercompany accounts and transactions have been eliminated in consolidation.

In December 2007, ASC Topic 810, Consolidation, was modified to provide guidance for the accounting and reporting of noncontrolling interests, changes in controlling interests, and the deconsolidation of subsidiaries.  The adoption of the provisions of Topic 810, effective January 1, 2009, did not affect the Company’s financial position or results of operations.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalent.

Inventories

Shrimp inventories are stated at the lower of cost (first-in, first-out method) or market.  Purchased shrimp (Post Larvae or PL) are carried at purchase costs plus costs of maintenance through the balance sheet date.  The Company had no inventory at the end of December 31, 2009 and 2008.

Cost of Goods Sold

Cost of goods sold is normally attributable to the costs incurred for sales.  In 2009 and 2008, sales were minimal due to losses of shrimp during the development process.  Losses were caused by hydroids and other environmental problems.

Bad Debts

Uncollectible accounts receivable are written off at the time amounts are determined to be a loss to the Company.  An allowance for doubtful accounts receivable is maintained as necessary, based upon specific accounts receivable outstanding determined to be uncollectible and the appropriate charge is made to operations.  Actual amounts charged off are reported for income tax purposes.  As of December 31, 2009 and 2008, no allowance for doubtful accounts was deemed necessary.  Some related party accounts were written off in 2009 and 2008.

Equity Method of Accounting for Investments

NSI has a 50% joint venture interest in NaturalShrimp Europe Ltd. (NSE), which operates facilities in Spain. NSI’s investment in NSE is carried at cost and adjusted for NSI’s proportionate share of undistributed earnings or losses.  As of December 31, 2009, and 2008 NSE has negative equity of $141,805 and $126,403, respectively. As a result, the amount of the investment is reported as zero on the Company’s balance sheets.

The Company’s has a 50% joint venture interest in Shrimp Station.  The investment is carried at cost and adjusted for the Company’s proportionate share of undistributed earnings or losses.  As of December 31, 2008, Shrimp Station ceased operations with negative equity and is reported as zero on the Company’s balance sheets.

Intangibles

The cost of patents/trademarks for the years ended December 31, 2009 and 2008 was $53,837. These items have not been amortized because the company is still in the development stage.  In 2009, prototypes were deemed no longer in use and were written off.  The cost of prototypes for the year ended December 31, 2008 was $95,343.

Note B – Summary of Significant Accounting Policies (Continued)

Fixed Assets

Equipment is carried at cost and is depreciated over the estimated useful lives of the related assets.  Depreciation on buildings is computed using the straight-line method, while depreciation on all other fixed assets is computed using the Modified Accelerated Cost Recovery System (MACRS) method.  MACRS does not materially differ from GAAP.  Estimated useful lives are as follows:

Automobiles Buildings	5 years 27 ½ - 39 years
Machinery and Equipment Office Furniture	5 - 10 years 3 - 10 years

The statement of operations reflects depreciation expense of $134,642 and $145,190 for 2009 and 2008, respectively.

Shipping and Handling

The Company reports shipping and handling charges to customers as part of sales and the associated expense as part of cost of sales.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimate.

Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures.  Topic 820 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  The provisions of Topic 820 became effective for annual financial periods beginning after November 15, 2007. Effective January 1, 2008, the Company adopted Topic 820, with the exceptions allowed under the modification described below.  The adoption of Topic 820 did not affect the Company’s financial position or results of operations.

In February 2008, the FASB modified Topic 820, which delayed the effective date for applying fair value disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. Effective January 1, 2009, the Company adopted this modification of Topic 820, which did not affect the Company’s financial position or results of operations.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, receivables, payables, and debt and are accounted for under the provisions of ASC Topic 825, Financial Instruments.  The carrying amount of these financial instruments as reflected in the consolidated balance sheets approximates fair value.

Stock-Based Compensation

The Company issues stock-based compensation for both contractual services of non-related and related parties.  Valuation of the stock is determined by the current investing price of the stock.  Once the stock is issued the appropiate expense account is charged.  All stock-based compensation currently issued is 100% vested.

Note B – Summary of Significant Accounting Policies (Continued)

Subsequent Events

In May 2009, the FASB issued ASC Topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, guidance was provided regarding (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occur after the balance sheet date.  The provisions of Topic 855 became effective for interim or annual financial periods ending after June 15, 2009. Effective December 31, 2009, the Company adopted Topic 855. The adoption of Topic 855 did not affect the Company’s financial position or results of operations but did result in additional disclosure, which is provided in Note I.

Note C – Lines of Credit

The Company has a working capital line of credit with Community National Bank.  On August 28, 2009, the Company renewed the line of credit for $30,000.  The line of credit bears an interest rate of 7.5% and is payable quarterly. The line of credit matures on May 28, 2010, is secured by various Company assets, and is also personally guaranteed by two directors of the Company.  The balance of the line of credit at December 31, 2009 and 2008 was $30,000.

The Company also has a working capital line of credit with Extraco Bank.  On March 12, 2009, the Company renewed the line of credit for $500,000.  The line of credit bears an interest rate of 4.0% that is compounded monthly on unpaid balances and is payable monthly. The line of credit matures on March 12, 2010, and is secured by certificates of deposits and letters of credit owned by directors and shareholders of the Company.  The balance of the line of credit, which includes accrued unpaid interest, was $473,029 and $443,749 at December 31, 2009 and 2008, respectively.

Note D – Long-Term Debt

Maturities of long-term debt are as follows:

Note E – Related Party Transactions

Accounting Fees

During the years ended December 31, 2009 and 2008, the Company incurred and paid $225 and $1,265, respectively, in accounting fees to Walker and Vodenbaum, PC.  Jack Walker, a shareholder of Walker and Vodenbaum, PC, is an officer, director and shareholder of the Company.

Consulting Fees

During the years ended December 31, 2009 and 2008, the Company incurred and paid $0 and $2,000, respectively, in consulting fees to Jack Walker, an officer, director and shareholder of the Company.

Legal Fees

During the years ended December 31, 2009 and 2008, the Company incurred and paid $500 and $5,500 in legal fees to Steven Walker. Steven Walker is a relative of Jack Walker, an officer, director and shareholder of the Company.

Sales

During the years ended December 31, 2009 and 2008, the Company made sales in the amount of $0 and $1,616, respectively, to Guadalupe Shrimp Company, a company owned by Jack Walker, an officer, a director and a shareholder of the Company.  During 2008, the Company wrote off a receivable from Guadalupe Shrimp Company in the amount of $10,996 as management deemed this amount uncollectible.

Management Fees

In accordance with the members’ agreement, the Company provides certain services to NSE for a management fee of $10,000 per month, which commenced in January 2007. In May 2009, the Company and NSE agreed to cease payments until further notice.  During the years ended December 31, 2009 and 2008, the Company recognized management fee income of $40,000 and $120,000, respectively.  As of December 31, 2008, the Company had a receivable from NSE in the amount of $30,000 for accrued management fees, which is included in “Accounts Receivable – Related Parties” on the balance sheet. During 2009, the Company wrote off the entire receivable balance of $30,000 as management deemed this amount uncollectible.

Advances

Shrimp Station ceased operations as of December 31, 2008. As a result, during the year ended December 31, 2008, the Company wrote off $229,308 of accumulated advances to Shrimp Station for operating expenses since inception, of which $158,652 was advanced to Shrimp Station in 2008.  In 2009, the Company paid additional advances to Shrimp Station in the amount of $5,414, which was directly written off to expense.

Note E – Related Party Transactions (Continued)

Stock Issuance

The following is a list of stock based payments for services listed in the consolidated statement of income:

Bad Debts

In 2009 and 2008, the Company determined the following related party accounts were uncollectible and, as a result, wrote these accounts off to bad debt expense:

Notes Payable – Related Parties

Baptist Community Services (BCS)

On September 13, 2005, the Company entered into a promissory note agreement with Amarillo National Bank (ANB) for $1,500,000, which was amended on December 18, 2006 to increase the note amount to $2,000,000 and to extend the maturity date to September 13, 2008.  On September 13, 2008, the note was renewed for $2,000,000 with a maturity date of September 13, 2009.  The interest rate under the terms of the agreement is equal to the Wall Street Journal Prime Rate, plus 1.750 basis points, and is payable monthly.  The note is collateralized by all inventories, accounts, equipment, and all general intangibles related to the Company’s shrimp production facility in La Coste, Texas.  Payment of the note is also guaranteed by High Plains Christian Ministries Foundation, a shareholder of the Company.

Pursuant to an assignment agreement dated March 26, 2009, ANB sold and transferred the note to Baptist Community Services (BCS), a shareholder of the Company, in the amount of $2,004,820.  The transfer of the note did not change the terms of the note referred to as BCS note, or the Company’s obligation under the note.  The balance of the note at December 30, 2009 and 2008 was $2,004,820 and $2,000,000, respectively, and is classified as a current liability on the balance sheets.

Effective December 31, 2008, the Company entered into a subordinated promissory note agreement (BCS subordinated note) with BCS for $70,000 to provide working capital to pay accrued interest due under the BCS note and other operating expenses.  On April 7, 2009, the BCS subordinated note was increased to $125,000 to provide additional working capital for the Company.   The balance of the BCS subordinated note at December 31, 2009 and 2008 was $108,723 and $28,875, respectively, and is classified as a current liability on the balance sheets.  During 2009, the Company incurred $7,304 in interest expense on the subordinate note, which remains payable as of December 31, 2009.

On January 25, 2010, the Company received notice from BCS notifying them that the Company was in default of their obligations to BCS and that both the BCS note and the BCS subordinate note, as well as all accrued interest, fees and expenses, were payable in full.  Pursuant to a forbearance agreement dated January 25, 2010, BCS agreed to forbear from exercising any remedies available under the notes until January 25, 2011 or the Company fails to promptly perform any of its covenants or obligation under the forbearance agreement, whichever occurs first.

Bill G. Williams

During 2009, the Company entered into several working capital notes payable to Bill Williams, an officer, a director, and a shareholder of the Company, for a total of $111,500.  These notes had stock issued in lieu of interest and have no set monthly payment or maturity date.  The balance of these notes at December 31, 2009 is $103,000 and is classified as a current liability on the balance sheet.  Below is a detailed account of these loans:

NSSA Partners

On September 13, 2005, the Company entered into a working capital note payable to the partners of NSSA for $500,084.  Pursuant to a merger agreement dated March 19, 2008, between the Company and NSSA partners, the company converted the note into common stock at $1.00 per share.  The accrued interest payable on that note was converted into a new note in the amount of $113,312. This note matures on March 19, 2013 and bears interest at 6.0% compounded annually on unpaid balances.  The principal balance of the remaining note at December 31, 2009 and 2008 was $113,312 and is classified as a long-term liability on the balance sheets.  Interest expense on the note was $7,139 and $5,665 during the years ended December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, accrued interest payable was $12,804 and $5,665, respectively.

Shareholders

On January 20, 2009, the Company entered into a note payable to Randall Steele, a shareholder of the Company, for $50,000. The note bears interest at 6.0% and is payable upon maturity on January 20, 2010.  The note is unsecured.  The balance of the note at December 31, 2009 was $50,000 and is classified as a current liability on the balance sheet.   During 2009, the Company incurred $919 in interest expense, which remains payable as of December 31, 2009.

On December 31, 2009, the Company entered into a note payable to Peter Groetzinger, a shareholder of the Company, for $5,000. The note bears interest at 15.0% and is payable upon maturity on December 31, 2010. The note is collateralized by the shrimp crop attributable to the post larvaes (PLs) acquired from the note proceeds.  Upon maturity, the holder may convert the 15.0% interest proceeds into shares at a price of $0.25 per share as defined by the agreement. Upon maturity, the holder may also convert the $5,000 principal proceeds into common stock shares at $0.25 per share.  The note does not contain embedded prepayment features other than the conversion price.  At December 31, 2009, the carrying amount of the equity component and liability component were $0 and $5,000, respectively.  During 2009, the Company incurred $0 in interest expense related to this note.

Note F – Federal Income Tax

The company has net operating loss carry-forwards as follows:

The tax benefits from NOL’s are offset by an allowance for uncertainty of utilization; therefore, there are no current or deferred tax provisions or benefit.

Timing difference related to depreciation and permanent differences are immaterial in relation to the financial statements.

Note G – Concentration of Credit Risk

The Company maintains cash balances at one financial institution.  Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  As of December 31, 2009 and 2008, the Company’s cash balance did not exceed FDIC coverage.

Note H – Going Concern

The Company has accumulated losses since inception, has negative working capital and negative equity, and is in default on one of its notes.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Managements plans to address the going concern issues by raising additional capital for growth and plant expansion.  The Company plans to improve the growth rate of the shrimp and the environmental conditions  of its production facilities. Management also plans to acquire a hatchery in which the company can better control the environment in which to develop the post larvaes.  If management is unsuccessful in these efforts, discontinuance of operations is possible.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note I – Subsequent Events

In January 2010, the Company entered into a Production Purchase Agreement with Nature’s Prime Organic Farms, in which Nature’s Prime agrees to purchase 500 pounds of shrimp every two weeks at a price of $6.00 per pound.

In August 2010, the Company entered into a Consulting agreement with Casson Media Group, Inc., in which Casson is to be paid $20,000 and $30,000 dollars after it has helped the Company raise $250,000 and $500,000 respectively.

The Company has evaluated subsequent events through August 24, 2010, the date which the financial statements were available to be issued.

CONDENSED FINANCIAL STATEMENTS

September 30, 2010 and 2009

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and Cash Equivalents	$8,861	$24,490
Total Current Assets	8,861	24,490

Fixed Assets
Land	202,293	202,293
Buildings	1,327,425	1,327,425
Machinery and Equipment	662,155	640,082
Automobiles	26,731	26,731
Office Furniture	22,060	22,060
Accumulated Depreciation	(576,723)	(493,090)
Total Fixed Assets	1,663,941	1,725,501

Other Assets
Deposits	500	500
Patents/Trademarks	53,837	53,837
Total Other Assets	54,337	54,337
Total Assets	$1,727,139	$1,804,328

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable - Trade	$174,201	$113,557
Interest Payable - Related Parties	52,509	21,027
Accrued Liabilities	267,850	185,878
Current Portion of Lines of Credit	922,953	503,029
Notes Payable - Related Party	2,512,226	2,271,543
Current Portion of Long-Term Debt	22,288	7,586
Total Current Liabilities	3,952,027	3,102,620

Notes Payable - Related Parties, Less Current Portion	113,312	113,312
Long-Term Debt, Less Current Portion	-	20,771
Total Long-Term Liabilities	113,312	134,083
Total Liabilities	4,065,339	3,236,703

Stockholders' Equity
Preferred Stock, $.01 Par Value 10,000,000 Shares Authorized,
969,624 Shares Issued and Outstanding	9,696	9,696
Common Stock, $.01 Par Value, 50,000,000 Shares Authorized,	-
42,414,763 Shares Issued and 39,066,311 Shares Outstanding in	-
2009 and 42,273,763 Shares Outstanding in 2010	419,897	392,373
Additional Paid In Capital	17,955,654	17,432,488
Deficit Accumulated During Development Stage	(20,724,447)	(19,266,932)
Total Stockholders' Equity	(2,338,200)	(1,432,375)
Less Treasury Stock, 171,000 Shares at Cost in 2009	-	-
	(2,338,200)	(1,432,375)

Total Liabilities and Equity	$1,727,139	$1,804,328

	3 Months Ended		9 Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$-	$-	$3,000	$76
Cost of Sales	72,635	18,702	161,441	82,644
Gross Profit (Loss)	(72,635)	(18,702)	(158,441)	(82,568)

Operating Expenses
Advertising and Marketing	-	-	100	99
Auto Expense	2,385	5,936	18,056	12,967
Bad Debt Expense	6,249	-	19,979	-
Bank Service Charges	283	31	587	118
Computer Expenses	1,111	411	2,255	1,921
Commissions	50,240	-	50,740	5,000
Consulting Fees	127,177	2,005	127,600	6,224
Depreciation	29,289	59,839	83,633	127,161
Dues and Subscriptions	183	-	431	60
Entertainment & Meals	6,513	4,972	17,199	5,963
Guarantor Fees	252,000		252,000
Insurance	5,371	1,165	16,329	3,221
Legal & Accounting	24,892	14,900	95,680	14,900
License & Permits	50	0	370	471
Maintenance & Repairs	3,823	1,663	7,848	10,999
Miscellaneous	6,725	(2,240)	9,647	7,157
Office Expense	1,322	1,240	3,361	2,600
Outside Services	658	(24)	2,502	751
Postage & Delivery	420	550	1,272	1,832
Printing & Production	0	(447)	305	37
Parking & Tolls	359	365	1,174	504
Rent	(30,466)	3,159	10,846	6,483
Salaries	121,158	109,991	304,951	366,816
Stock Bonus-Board Members	70,000		70,000
Stock Bonus-Employees	34,000		34,000
Supplies	2,320	(223)	2,320	1,406
Taxes - Payroll	7,178	2,621	16,545	9,305
Taxes - Property and Other	17,681	(0)	23,817	1,525
Travel	9,803	4,204	22,474	9,403
Utilities and Telephone	3,147	3,362	9,507	8,635
Total Operating Expenses	753,868	213,483	1,205,525	605,561

Net Operating Income (Loss) Before Other Income (Expense)	(826,503)	(232,184)	(1,363,966	(688,128)

Other Income (Expense)
Interest Income	-	0	-	20
Interest Expense	(41,715)	(5,428)	(98,776)	(18,128)
Other Income	5,000	(1,307)	6,229	10,707
Other Expenses	-	(376)	-	(389)
Total Other Income (Expense)	(36,715)	(7,111)	(92,547)	(7,790)

Net (Income) Loss	$(863,218)	$(239,295)	$(1,456,513	$(695,918)

Earnings (Loss) Per Common Share	(0.01)	(0.01)	(0.02)	(0.01)

Earnings (Loss) Per Common Share - Assuming Dilution	(0.01)	(0.01)	(0.02)	(0.01)

	For the Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net Income (Loss)	$(1,456,513)	$(942,915)
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation	83,633	126,161
(Increase) Decrease In:
Account Receivable Related Party		30,000
Increase (Decrease) In:
Accounts Payable - Trade	60,644	125,414
Accrued Liabilities	116,071	200,081
Net Cash Provided (Used) by Operating Activities	(1,196,165)	(461,259)
Cash Flows From Investing Activities:

Purchase of Fixed Assets	(22,073)
Sale of Fixed Assets		2,599
Disposition of Prototypes		95,343
Net Cash Provided (Used) by Investing Activities	(22,073)	97,942
Cash Flows From Financing Activities:
Proceeds from Related Party Line of Credit	391,067	112,813
Net Proceeds LT Debt	269,540	20,875
Principal Payments/Proceeds on Long-Term Debt	(8,689)	(6,062)
Issue Stock for Services	496,691
Sale of Stock	54,000	267,600
Net Cash Provided (Used) by Financing Activities	1,202,609	353,476
Net Increase (Decrease) in Cash	(15,629)	(9,841)
Cash at Beginning of Year	24,490	22,649

Cash at End of Year	$8,861	$12,808

Note A – Nature of the Organization

On March 5, 2001, NaturalShrimp Holdings, Inc. (the Company), a successor company, was incorporated under the laws of the State of Delaware.  Pursuant to the organizing documents, the Company is authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, both classes with a par value of $0.01 per share.  The company has two wholly owned subsidiaries.

NaturalShrimp Corporation (NSC) was incorporated on August 12, 2005, under the laws of the State of Delaware and is a wholly-owned subsidiary of the Company.  NSC merged with NaturalShrimp Corporation (a Texas corporation) on September 6, 2005 pursuant to an Agreement and Plan of Merger (NSC Agreement).  Under the NSC Agreement, common stock changed from no par value to $0.01 par value and the number of shares authorized for issuance decreased to 1,000 shares.  On March 24, 2008, NSC merged with NaturalShrimp San Antonio, L.P (NSSA) (a Texas limited partnership) pursuant to an Agreement and Plan of Merger (NSSA Agreement).  NSC continued to exist as the surviving corporation.  NSC is an agro-tech company that grows and sells shrimp in an indoor controlled production facility.

NaturalShrimp International, Inc. (NSI) was incorporated on August 12, 2005, under the laws of the State of Delaware and is a wholly-owned subsidiary of the Company.  NSI merged with NaturalShrimp International, Inc. (a Texas Corporation incorporated November 12, 1999, as Quantum Access Corporation) pursuant to an Agreement and Plan of Merger (NSI Agreement) dated September 6, 2005. Under the NSI Agreement, common stock changed from no par value to $0.01 par value and the number of shares authorized for issuance decreased to 1,000 shares.  NSI continued to exist as the surviving corporation.  NSI was created for the purpose of establishing and maintaining all of the Company’s international joint ventures.

Note B – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (the Codification or ASC)

The Codification is now the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards.  All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative.  Commencing with the year ended December 31, 2009, all references to GAAP now use the specific Codification Topic or Section rather than prior accounting and reporting standards.  The Codification did not change existing GAAP and, therefore, did not affect the Company’s financial position or results of operations.

Consolidation

The consolidated financial statements include the accounts of NaturalShrimp Holdings Inc. and its wholly owned subsidiaries, NaturalShrimp Corporation and NaturalShrimp International.  All significant intercompany accounts and transactions have been eliminated in consolidation.

In December 2007, ASC Topic 810, Consolidation, was modified to provide guidance for the accounting and reporting of noncontrolling interests, changes in controlling interests, and the deconsolidation of subsidiaries.  The adoption of the provisions of Topic 810, effective January 1, 2009, did not affect the Company’s financial position or results of operations.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalent.

Inventories

Shrimp inventories are stated at the lower of cost (first-in, first-out method) or market.  Purchased shrimp (Post Larvae or PL) are carried at purchase costs plus costs of maintenance through the balance sheet date.  The Company had no inventory at the end of September 30, 2010.

Cost of Goods Sold

Cost of goods sold is normally attributable to the costs incurred for sales.

Bad Debts

Uncollectible accounts receivable are written off at the time amounts are determined to be a loss to the Company.  An allowance for doubtful accounts receivable is maintained as necessary, based upon specific accounts receivable outstanding determined to be uncollectible and the appropriate charge is made to operations.  Actual amounts charged off are reported for income tax purposes.  As of September 30, 2010, no allowance for doubtful accounts was deemed necessary.

Equity Method of Accounting for Investments

NSI has a 50% joint venture interest in NaturalShrimp Europe Ltd. (NSE), which operates facilities in Spain. NSI’s investment in NSE is carried at cost and adjusted for NSI’s proportionate share of undistributed earnings or losses.  As of December 31, 2009, and 2008 NSE has negative equity of $141,805 and $126,403, respectively. As a result, the amount of the investment is reported as zero on the Company’s balance sheets.

Intangibles

The cost of patents/trademarks for the nine months ended September 30, 2010 was $53,837. These items have not been amortized because the company is still in the development stage.  In 2009, prototypes were deemed no longer in use and were written off.

Fixed Assets

Equipment is carried at cost and is depreciated over the estimated useful lives of the related assets.  Depreciation on buildings is computed using the straight-line method, while depreciation on all other fixed assets is computed using the Modified Accelerated Cost Recovery System (MACRS) method.  MACRS does not materially differ from GAAP.  Estimated useful lives are as follows:

Automobiles                                     5 years
Buildings                                           27 ½ - 39 years
Machinery and Equipment               5 - 10 years
Office Furniture                               3 - 10 years

The statement of operations reflects depreciation expense of $83,633 for the nine months ended September 30, 2010.

Shipping and Handling

The Company reports shipping and handling charges to customers as part of sales and the associated expense as part of cost of sales.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures.  Topic 820 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  The provisions of Topic 820 became effective for annual financial periods beginning after November 15, 2007. Effective January 1, 2008, the Company adopted Topic 820, with the exceptions allowed under the modification described below.  The adoption of Topic 820 did not affect the Company’s financial position or results of operations.

In February 2008, the FASB modified Topic 820, which delayed the effective date for applying fair value disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. Effective January 1, 2009, the Company adopted this modification of Topic 820, which did not affect the Company’s financial position or results of operations.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, receivables, payables, and debt and are accounted for under the provisions of ASC Topic 825, Financial Instruments.  The carrying amount of these financial instruments as reflected in the consolidated balance sheets approximates fair value.

Stock-Based Compensation

The Company issues stock-based compensation for both contractual services of non-related and related parties.  Valuation of the stock is determined by the current investing price of the stock.  Once the stock is issued the appropiate expense account is charged.  All stock-based compensation currently issued is 100% vested.

Subsequent Events

In May 2009, the FASB issued ASC Topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, guidance was provided regarding (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occur after the balance sheet date.  The provisions of Topic 855 became effective for interim or annual financial periods ending after June 15, 2009. Effective December 31, 2009, the Company adopted Topic 855. The adoption of Topic 855 did not affect the Company’s financial position or results of operations but did result in additional disclosure, which is provided in Note I.

Note C – Lines of Credit

The Company has a working capital line of credit with Community National Bank.  On August 28, 2009, the Company renewed the line of credit for $30,000.  The line of credit bears an interest rate of 7.5% and is payable quarterly. The line of credit matures on August 28, 2011, is secured by various Company assets, and is also personally guaranteed by two directors of the Company.  The balance of the line of credit at September 30, 2010 was $30,000.

The Company also has a working capital line of credit with Extraco Bank.  On March 12, 2009, the Company renewed the line of credit for $500,000.  The line of credit bears an interest rate of 4.0% that is compounded monthly on unpaid balances and is payable monthly. The line of credit matures on March 12, 2011, and is secured by certificates of deposits and letters of credit owned by directors and shareholders of the Company.  The balance of the line of credit, which includes accrued unpaid interest, was $474,014 at September 30, 2010.

Note D – Related Party Transactions

Accounting Fees

During the nine months ended September 30, 2010, the Company incurred and paid $830 in accounting fees to Walker and Vordenbaum, PC.  Jack Walker, a shareholder of Walker and Vordenbaum, PC, is an officer, director and shareholder of the Company.

Note E – Going Concern

The Company has accumulated losses since inception, has negative working capital and negative equity, and is in default on one of its notes.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to address the going concern issues by raising additional capital for growth and plant expansion.  The Company plans to improve the growth rate of the shrimp and the environmental conditions  of its production facilities. Management also plans to acquire a hatchery in which the company can better control the environment in which to develop the post larvaes.  If management is unsuccessful in these efforts, discontinuance of operations is possible.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note F – Subsequent Events

In January 2010, the Company entered into a Production Purchase Agreement with Nature’s Prime Organic Farms, in which Nature’s Prime agrees to purchase 500 pounds of shrimp every two weeks at a price of $6.00 per pound.

In August 2010, the Company entered into a Consulting agreement with Casson Media Group, Inc., in which Casson is to be paid $20,000 and $30,000 dollars after it has helped the Company raise $250,000 and $500,000 respectively.

The Company has evaluated subsequent events through December 31, 2010, the date which the financial statements were available to be issued.